AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF SUCH STATE. THE COMPANY MAY ELECT TO SATISFY ITS OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF THE COMPANY’S SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

PRELIMINARY OFFERING CIRCULAR DATED JULY 20, 2023

APTERA MOTORS CORP.

5818 El Camino Real Carlsbad, CA 92008

858-371-3151

www.aptera.us

UP TO 3,687,214 SHARES OF CLASS B COMMON STOCK (1)

SEE “SECURITIES BEING OFFERED” AT PAGE 37

	Price to Public	Broker-Dealer Discount and Commissions (2)(3)	Proceeds to the Company (4)	Proceeds to Other Persons
Price Per share	$10.50	$0.60	$9.90	$0.00
Total Maximum	$38,715,747	$478,158	$38,237,589	$0.00

(1)	Represents the value of the shares available to be offered as of June 13, 2023 out of the rolling 12-month maximum offering amount of $75 million in our shares of Class B Common Stock.
(2)

The company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform compliance and administrative related functions in connection with this offering, but not for underwriting or placement agent services. This includes the 1% commission. See “Plan of Distribution and Selling Securityholders” for details.

(3)

In addition, we are also listing our securities on the “Republic Platform”, a platform operated for the benefit of OpenDeal Broker LLC (“OpenDeal”). Dalmore and OpenDeal will each be referred to as the “Broker” as context permits. For sales on the Republic Platform, in addition to the fee paid to Dalmore, we will pay OpenDeal a cash commission equal to 4.75% of the value of the Class B Common Stock sold on the Republic Platform and a non-cash commission in Class B Common Stock equal to 2% of the total number of Class B Common Stock sold in the Offering. The fee amounts are based on the maximum fees that broker-dealers could receive in this Offering.

(4)

The company expects that, not including state filing fees, the minimum amount of expenses of the offering that we will pay will be approximately $200,000 regardless of the number of shares that are sold in this offering. In the event that the maximum offering amount under this offering statement is sold, the total offering expenses will be approximately $2,514,637.

Sales of these securities will commence on approximately                , 2023, within two days of the re-qualification of this offering.

This offering (the “Offering”) will terminate at the earlier of (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this offering being re-qualified by the United States Securities and Exchange Commission or (3) the date at which the offering is earlier terminated by the company at its sole discretion. The offering is being conducted on a best-efforts basis without any minimum target. Except for shares on the OpenDeal platform, no Escrow Agent has been retained as part of this Offering. For the OpenDeal Platform the company has engaged BankProv to hold any funds that are tendered by investors. For details, see “Process of Subscribing”. There is no minimum number of shares that needs to be sold in order for funds to be released to the company and for this Offering to close, which may mean that the company does not receive sufficient funds to cover the cost of this Offering. An investor irrevocably subscribes to the offering, which means that an investor cannot request a refund of the funds and such funds will only be refunded in such cases as the company terminating the offering or the company rejecting the subscription in whole or in part; see, “Plan of Distribution and Selling Securityholders”.

The company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the company. We expect to hold closings on at least a monthly basis.

Each holder of Class B Common Stock shall not be entitled to vote on any matters submitted to a vote of the stockholders except as required by law. Holders of the Class A Common Stock will continue to hold a majority of the voting power of all of the company’s equity stock at the conclusion of this Offering and therefore control the board.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 6.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary — Implications of Being an Emerging Growth Company.”

In this Offering Circular, the term “Aptera” or “the company” refers to Aptera Motors Corp., a Delaware corporation. Aptera is not legally related to Aptera Motors Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

SUMMARY

Our Business

Aptera Motors Corp. was formed on March 4, 2019 under the laws of the state of Delaware, and is headquartered in Carlsbad, California. The company is a private automobile manufacturer specializing in electric vehicles powered by the sun. With Aptera’s Never Charge Technology, an Aptera vehicle can be driven up to 40 miles a day and up to 11,000 miles a year just on solar power. To collect this power, each vehicle has over three square meters of solar panels. If a vehicle owner needs more power, a charge from a standard 110-volt outlet will give each vehicle a range of 1,000 miles.

The Offering	A maximum of 3,687,214 shares of Class B Common Stock (the “Securities”)(1)

Common Shares Outstanding as of July 18, 2023 (2)	55,714,810 shares of Class A Common Stock
11,200,222 shares of Class B Common Stock

Preferred Shares Outstanding as of July 18, 2023	77,079 shares of Series B-1-A Preferred Stock
379,774 shares of Series B-1-B Preferred Stock
4,234,991 shares of Series B-1-C Preferred Stock
772,597 shares of Series B-1-D Preferred Stock
4,618,667 shares of Series B-1-E Preferred Stock
1,071,984 shares of Series B-1-F Preferred Stock
9,091 shares of Series B-1-G Preferred Stock

Common Shares to be Outstanding after the Offering (3)	55,714,810 shares of Class A Common Stock
14,887,436 shares of Class B Common Stock

Share Price	$10.50

Minimum investment amount	$210 (Republic Platform); $1,000 (other investments) (4)

Holders of our Class B Common Stock will have no voting rights except as required by Delaware law. For example, holders of our Class B Common Stock entitled to vote on amendments to our certificate of incorporation that would (i) unless otherwise provided in the certificate of incorporation, “increase or decrease the aggregate number of authorized shares,” (ii) “increase or decrease the par value of the shares,” or (iii) adversely “alter or change the powers, preferences, or special rights of the shares, see “Securities Being Offered” below.

If we sell all of the 3,687,214 Securities being offered our net proceeds (after deducting fees and commissions and estimated offering expenses) will be approximately $36,201,110. We will use these net proceeds for research and development, manufacturing, working capital and general corporate purposes, and such other purposes described in the “Use of Proceeds to Issuer” section of this Offering Circular.

(1)	Represents the value of the shares available to be offered as of June 13, 2023 out of the rolling 12-month maximum offering amount of $75 million in our common shares.

(2)	Since May 19, 2021 and as of June 13, 2023, the Company has issued 10,505,337 shares of Class B Common Stock in this offering for gross proceeds of $78,979,878.

(3)	Does not include shares issuable upon the exercise of options pursuant to the Company’s 2021 Stock Option and Incentive Plan.

(4)	The minimum investor amount is $210 for investments made on the Republic Platform and $1,000 for all other investments.

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act. Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

•

annual reports (including disclosure relating to our business operations for the preceding two fiscal years, or, if in existence for less than two years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

•	semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

•	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•

will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

•

will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

•	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Selected Risks Associated with Our Business

Our business expects to be subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

Risks Related to our Business and Industry

•

We have a limited operating history upon which you can evaluate our performance, and have not yet generated any profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters.

•	Our auditor has issued a “going concern” opinion.

•	We may be impacted by macroeconomic conditions resulting from the global COVID-19 pandemic.

•

The company plans to raise significantly more capital and future fundraising rounds, including offering equity at a significant discount to the price offered in this offering, which could result in dilution.

•	We anticipate that we will initially depend on revenue generated from a single model and in the foreseeable future will be significantly dependent on a limited number of models.

•

We are dependent on our suppliers, the majority of which are single-source suppliers, and the inability of these suppliers to deliver necessary components of our products according to our schedule and at prices, quality levels and volumes acceptable to us, or our inability to efficiently manage these components or to implement or maintain effective inventory management and other systems, processes and personnel to support ongoing and increased production, could have a material adverse effect on our results of operations and financial condition.

•	If we fail to successfully tool our manufacturing facilities or if our manufacturing facilities become inoperable, we will be unable to produce our vehicles and our business will be harmed.

•	We have limited experience in high volume manufacture of our vehicles.

•	If our vehicles fail to perform as expected, our ability to develop, market and sell or lease our products could be harmed.

•	The company operates in a capital-intensive industry.

•	The terms of any loan may not be favorable to the company.

•	Aptera operates in a highly competitive market.

•	We face significant technological and legal barriers to entry.

•	Our success is dependent upon consumers’ willingness to adopt energy-efficient, solar-powered vehicles.

•

Developments and improvements in alternative technologies such as hybrid engine or full electric vehicles or in the internal combustion engine, or continued low retail gasoline prices may materially and adversely affect the demand for our energy-efficient, solar-powered vehicles.

•	We face several regulatory hurdles.

•	Motor vehicles, like those produced by the company, are highly regulated and are subject to regulatory changes.

•	Demand in the vehicle industry is highly volatile.

•	We may be affected by uncertainty over government purchase incentives.

•	We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

•	Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.

•	Our failure to obtain or maintain the right to use certain intellectual property may negatively affect our business.

•	The company’s insurance may not be sufficient.

•	Aptera depends on a small management team and may need to hire more people to be successful.

•	The company relies on outside parties to provide technological and manufacturing expertise.

•

As a growing company, we have to develop reliable accounting resources. Failure to achieve and maintain effective internal accounting controls could prevent us from producing reliable financial reports.

Risks Related to Our Securities

•	The offering price of our Securities has been arbitrarily determined.

•	We have broad discretion in the use of the net proceeds from this Offering and our use of the net proceeds may not yield a favorable financial return from purchasing our Securities.

•	There is no minimum amount set as a condition to closing this offering.

•	There is no current market for our Securities.

•	You will need to keep records of your investment for tax purposes.

•	Our officers control the company and we currently have no independent directors.

•	Our executive officers and directors may be subject to potential conflicts of interest arising from outside business activities.

•

We have broad discretion in how we use the proceeds of this Offering and may not use these proceeds effectively, which could affect our results of operations and cause the price of our Securities to decline.

•	We do not intend to pay dividends on our Securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Securities.

•	The company has series of preferred stock with rights superior to those of the Common Stock offered in this offering, including a liquidation preference.

•

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California and our Certificate of Incorporation has a forum selection provision that requires disputes be resolved in the Court of Chancery in the State of Delaware, regardless of convenience or cost to you, the investor.

•

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

•	The company’s Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to our Business and Industry

We have a limited operating history upon which you can evaluate our performance, and have not yet generated any profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters.

The company was incorporated under the laws of the State of Delaware on March 4, 2019, and we have not yet profits. Further, the only revenue generated by the company relates to revenue generated by our subsidiary, Andromeda Interfaces, Inc. and not from the sale of our vehicles. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our technology and platform. We anticipate that our operating expenses will increase in the near future, and there is no assurance that we will generate significant revenue or become profitable in the near future. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

Our auditor has issued a “going concern” opinion.

The company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the company’s ability to continue as a going concern and our existing cash resources are not sufficient to meet our anticipated needs over the next 12 months from the date hereof. During the next 12 months, the company intends to fund its operations with funds received from our Regulation A offering and our proposed future campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

We may be impacted by macroeconomic conditions resulting from the global COVID-19 pandemic.

As the novel coronavirus (or “COVID-19”) continues to spread worldwide, its impact on international business operations, supply chains, travel, commodity prices, consumer confidence and business forecasts is becoming increasingly acute. For example, it could complicate our ability to procure materials and partnerships. There may be other effects stemming from this pandemic that are deleterious to our company which we have not yet considered. The pandemic has created issues with shipping that have slowed down our supply chain.

The company plans to raise significantly more capital and future fundraising rounds, including offering equity at a significant discount to the price offered in this offering, which could result in dilution to investors in this offering.

Aptera will need to raise additional funds to finance its operations or fund its business plan. Even if the company manages to raise subsequent financing or borrowing rounds, the terms of those borrowing rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to the company’s financial resources (such as liens over its assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically. Specifically, the company has concurrent rounds opened for shares of preferred stock, in some of which the share price is less than the shares currently offered in this offering, which would dilute your interest in the company. See “Dilution” and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations– Plan of Operation” for more information.

We anticipate that we will initially depend on revenue generated from a single model and in the foreseeable future will be significantly dependent on a limited number of models.

Similar to other automotive startups, we anticipate that revenue will initially be generated from a single vehicle model and in the foreseeable future will be significantly dependent on a single or limited number of models. We expect to rely on sales from our vehicles, among other sources of financing, for the capital that will be required to develop and commercialize subsequent models. To the extent that production is delayed or reduced, or is not well-received by the market for any reason, our revenue and cash flow would be adversely affected, we may need to seek additional financing earlier than we expect, and such financing may not be available to us on commercially reasonable terms, or at all.

We are dependent on our suppliers, the majority of which are single-source suppliers, and the inability of these suppliers to deliver necessary components of our products according to our schedule and at prices, quality levels and volumes acceptable to us, or our inability to efficiently manage these components or to implement or maintain effective inventory management and other systems, processes and personnel to support ongoing and increased production, could have a material adverse effect on our results of operations and financial condition.

We rely and intend to rely on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. While we plan to obtain components from multiple sources whenever possible, many of the components used in our vehicles will be custom and purchased by us from a single source. Our limited, and in some cases single-source, supply chain exposes us to multiple potential sources of delivery failure or component shortages for our production. Our third-party suppliers may not be able to meet our required product specifications and performance characteristics, which would impact our ability to achieve our product specifications and performance characteristics as well. Additionally, our third-party suppliers may be unable to obtain required certifications or provide necessary warranties for their products that are necessary for use in our vehicles. Further we are still in the process of negotiating with many of our suppliers, and we have not formalized many of those relationships with binding agreements. Our ability to negotiate these contracts or termination of such relationships could have detrimental effects on our business and slow down our production schedule.

We have been affected by ongoing, industry-wide challenges in logistics and supply chains, such as increased supplier lead times and ongoing constraints of semiconductor supply. We expect that these industry-wide trends may continue to affect the ability of us and our suppliers to obtain parts, components and manufacturing equipment on a timely basis for the foreseeable future, and may result in increased costs. Changes in our supply chain or production needs in order to meet our quality targets and development timelines as well as due to design changes have resulted in cost increases from our suppliers.

Any significant increases in our production may in the future require us to procure additional components in a short amount of time and our suppliers may not ultimately be able to sustainably and timely meet our cost, quality and volume needs, requiring us to replace them with other sources. In many cases, our suppliers provide us with custom-designed parts that would require significant lead time to obtain from alternative suppliers, or may not be available from alternative suppliers at all. If we are unable to obtain suitable components and materials used in our vehicles from our suppliers or if our suppliers decide to create or supply a competing product, our business could be adversely affected. Further, if we are unsuccessful in our efforts to control and reduce supplier costs, our results of operations will suffer. Alternatively, if our production decreases significantly below our projections for any reason, we may not meet all of our purchase commitments with suppliers with whom we have non-cancelable long-term purchase commitments. If we are unable to fully utilize our purchase commitments, there could be a material adverse effect on our results of operations.

Furthermore, as the scale of our vehicle production increases, we will need to accurately forecast, purchase, warehouse and transport components to our manufacturing facilities and servicing locations and at much higher volumes. In addition, we have not yet begun mass production and servicing vehicles. Accordingly, our ability to scale production and initiate vehicle servicing and mitigate risks associated with these activities has not been thoroughly tested. If we experience logistics challenges, are unable to accurately match the timing and quantities of component purchases to our actual needs, successfully recruit and retain personnel with relevant experience, timely comply with applicable regulations, or successfully implement automation, inventory management and other systems or processes to accommodate the increased complexity in our supply chain and manufacturing operations, it could impair our ability to produce our vehicles on our anticipate timeframe (or at all), which would have a material adverse effect on our results of operations and financial condition.

We have limited experience in high volume manufacture of our vehicles.

Given the limited experience, we cannot provide assurance in our capability to develop and implement efficient, automated, low-cost logistics and production capabilities and processes and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market our vehicles. Even if we are successful in developing our high volume production capability and processes and reliably source our component supply, no assurance can be given as to whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, or force majeure events, or in time to meet our commercialization schedules, or to store and deliver parts in sufficient quantities to the manufacturing lines in a manner that enables us to maintain our production ramp curve and rates, or to satisfy the requirements of customers and potential customers. Any failure to develop and implement such logistics, production, quality control, and inventory management processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, results of operations, prospects and financial condition. Bottlenecks and other unexpected challenges have and may continue to arise as we ramp production of Aptera, and it will be important that we address them promptly while continuing to control our logistics and manufacturing costs. If we are not successful in doing so, or if we experience issues with our logistics and manufacturing process improvements, we could face further delays in establishing and/or sustaining our production ramps or be unable to meet our related cost and profitability targets.

If our vehicles fail to perform as expected, our ability to develop, market and sell or lease our products could be harmed.

Our vehicles or the components installed therein may contain defects in design and manufacture that may cause them not to perform as expected or that may require repairs, recalls, and design changes, any of which would require significant financial and other resources to successfully navigate and resolve. Our vehicles will use a substantial amount of software code to operate, and software products are inherently complex and may contain defects and errors when first introduced. If our vehicles contain defects in design and manufacture that cause them not to perform as expected or that require repair, or certain features of our vehicles such as bi-directional charging or ADAS features take longer than expected to become available, are legally restricted or become subject to additional regulation, our ability to develop, market and sell our products and services could be harmed. Although we will attempt to remedy any issues we observe in our products as effectively and rapidly as possible, such efforts could significantly distract management’s attention from other important business objectives, may not be timely, may hamper production or may not be to the satisfaction of our customers. Further, our limited operating history and limited field data reduce our ability to evaluate and predict the long-term quality, reliability, durability and performance characteristics of our battery packs, powertrains and vehicles. There can be no assurance that we will be able to detect and fix all defects in our products prior to their sale or lease to customers.

Any defects, delays or legal restrictions on vehicle features, or other failure of our vehicles to perform as expected, could harm our reputation and result in delivery delays, product recalls, product liability claims, breach of warranty claims and significant warranty and other expenses, and could have a material adverse impact on our business, results of operations, prospects and financial condition. Any such defects or noncompliance with legal requirements could also result in safety recalls. As a new entrant to the industry attempting to build customer relationships and earn trust, these effects could be significantly detrimental to us. Additionally, problems and defects experienced by other electric consumer vehicles could by association have a negative impact on perception and customer demand for our vehicles.

In addition, even if our vehicles function as designed, we expect that the battery efficiency, and hence the range, of our electric vehicles, like other electric vehicles that use current battery technology, will decline over time. Other factors, such as usage, time and stress patterns, may also impact the battery’s ability to hold a charge, or could require us to limit vehicles’ battery charging capacity, including via over-the-air or other software updates, for safety reasons or to protect battery capacity, which could further decrease our vehicles’ range between charges. Such decreases in or limitations of battery capacity and therefore range, whether imposed by deterioration, software limitations or otherwise, could also lead to consumer complaints or warranty claims, including claims that prior knowledge of such decreases or limitations would have affected consumers’ purchasing decisions. Further, there can be no assurance that we will be able to improve the performance of our battery packs, or increase our vehicles’ range, in the future. Any such battery deterioration or capacity limitations and related decreases in range may negatively influence potential customers’ willingness to purchase our vehicles and negatively impact our brand and reputation, which could adversely affect our business, prospects, results of operations and financial condition.

The company operates in a capital-intensive industry.

The design, manufacture, sale and servicing of vehicles is a capital-intensive business. We will need to raise additional capital. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales centers, improve infrastructure, and make the investments in tooling and manufacturing equipment required to launch our vehicle. We cannot assure you that we will be able to raise additional funds when needed, in which case we will cease operating and you may lose your entire investment.

The terms of any loan may not be favorable to the company.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the company’s operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the company’s business, results of operations or financial condition.

Aptera operates in a highly competitive market.

The company competes with many other automobile manufacturers that have substantially greater resources than the company. Such competition may result in the company being unable to compete effectively, recruit or retain qualified employees or obtain the capital necessary to fund the company’s operations and develop its vehicles. The company’s inability to compete with other automobile manufacturers for a share of the energy efficient vehicle market would have a material adverse effect on the company’s results of operations and business.

We face significant technological and legal barriers to entry.

We face significant barriers as we attempt to produce our vehicle. The company is in the process of designing the production vehicle, and purchasing the tools and equipment needed to convert into the production stage. We currently intend to begin production in 2024; however, there will often be significant changes required from the prototypes to a vehicle that can be mass produced. The automobile industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements and establishing a brand name and image and the need to establish sales and service locations. We must successfully overcome these and other manufacturing and legal barriers to be successful.

Our success is dependent upon consumers’ willingness to adopt energy-efficient, solar-powered vehicles.

If we cannot develop sufficient market demand for energy-efficient, solar powered vehicles, we will not be successful. Factors that may influence the acceptance of three-wheeled vehicles include:

•	perceptions about battery life, range and other performance factors;

•	the availability of alternative fuel vehicles, including plug-in hybrid electric and all-electric vehicles;

•	improvements in the fuel economy of the internal combustion engine;

•	the environmental consciousness of consumers;

•	volatility in the cost of oil and gasoline; and

•	government regulations and economic incentives promoting fuel efficiency and alternate forms of transportation.

Developments and improvements in alternative technologies such as hybrid engine or full electric vehicles, or in the internal combustion engine, or continued low retail gasoline prices may materially and adversely affect the demand for our energy-efficient, solar-powered vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate. If alternative energy engines or low gasoline prices make existing vehicles less expensive to operate, we may not be able to compete with manufacturers of such vehicles.

We face several regulatory hurdles.

Our vehicles will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. In addition, manufacturing facilities are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. Compliance with all of these requirements, though most are self-certified, may delay our production launch, thereby adversely affecting our business and financial condition.

Motor vehicles, like those produced by the company, are highly regulated and are subject to regulatory changes.

The company is aware that the National Highway Transportation Safety Administration is reviewing whether to adopt new safety regulations pertaining to three-wheeled motor vehicles. Currently, US motorcycle regulations apply to such vehicles. New regulations could impact the design of our vehicles and our ability to produce those vehicles, possibly negatively affecting our financial results. Additionally, state level regulations are inconsistent with regard to whether a helmet is required to operate one of our vehicles. Sales may be negatively impacted should any state alter its requirements with regard to customer use of helmets.

Demand in the vehicle industry is highly volatile.

Volatility of demand in the vehicle industry may materially and adversely affect our business prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

We may be affected by uncertainty over government purchase incentives.

The company’s vehicle cost thesis strongly benefits from purchase incentives at the state and national government levels. The existence or lack of tax incentives will affect the adoption velocity of our products in the marketplace. An inability to take advantage of tax incentives may negatively affect our revenues.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face an inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates, which could have material adverse effect on our brand, business, prospects and operating results. Any lawsuit seeking significant monetary damages either in excess of our liability coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.

We have been granted 2 design patents, have 32 patents pending, and our patenting process is ongoing. Pending patent applications include nine design, eight provisional, and thirteen non-provisional patent applications, with eight pending in the United States and four applications pending worldwide via the Patent Cooperation Treaty. These patents cover our electrical CAM/LIN Bus system, aerodynamic shape, solar integration, suspension, battery, HVAC, body, and manufacturing techniques. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our vehicle cooling method(s), process technologies and vehicle designs. We typically enter into confidentiality or license agreements with employees, consultants, consumers and vendors to control access to and distribution of technology, software, documentation and other information. Policing unauthorized use of this technology is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Our failure to obtain or maintain the right to use certain intellectual property may negatively affect our business.

Our future success and competitive position depends in part upon our ability to obtain or maintain certain proprietary intellectual property used in our principal products. This may be achieved, in part, by prosecuting claims against others who we believe are infringing our rights and by defending claims of intellectual property infringement brought by others. While we are not currently engaged in any material intellectual property litigation, in the future we may commence lawsuits against others if we believe they have infringed our rights, or we may become subject to lawsuits alleging that we have infringed the intellectual property rights of others. For example, to the extent that we have previously incorporated third-party technology and/or know-how into certain products for which we do not have sufficient license rights, we could incur substantial litigation costs, be forced to pay substantial damages or royalties, or even be forced to cease sales in the event any owner of such technology or know-how were to challenge our subsequent sale of such products (and any progeny thereof). In addition, to the extent that we discover or have discovered third-party patents that may be applicable to products or processes in development, we may need to take steps to avoid claims of possible infringement, including obtaining non-infringement or invalidity opinions and, when necessary, re-designing or re-engineering products. However, we cannot assure you that these precautions will allow us to successfully avoid infringement claims. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the development of sales of the challenged product or intellectual property and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may, among other things, be required to:

•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

•	expend significant resources to develop or acquire non-infringing intellectual property;

•	discontinue processes incorporating infringing technology; or

•	obtain licenses to the infringing intellectual property.

We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business, results of operations and financial condition.

The company’s insurance may not be sufficient.

There can be no assurance that its insurance is sufficient to cover the full extent of all of its losses or liabilities for which it is insured. Further, insurance policies expire annually, and the company cannot guarantee that it will be able to renew insurance policies on favorable terms, or at all. In addition, if it, or other leisure facilities, sustain significant losses or make significant insurance claims, then its ability to obtain future insurance coverage at commercially reasonable rates could be materially adversely affected. If the company’s insurance coverage is not adequate, or it becomes subject to damages that cannot by law be insured against, such as punitive damages or certain intentional misconduct by their employees, this could adversely affect the company’s financial condition or results of operations.

Aptera depends on a small management team and may need to hire more people to be successful.

The success of the company will greatly depend on the skills, connections and experiences of the executives, Chris Anthony and Steve Fambro. The company has not entered into employment agreements with any of the aforementioned executives. There is no guarantee that the executives will agree to terms and execute employment agreements that are favorable to the company. Should any of them discontinue working for the company, there is no assurance that the company will continue. Further, there is no assurance that the company will be able to identify, hire and retain the right people for the various key positions.

The company relies on outside parties to provide technological and manufacturing expertise.

The company has relied upon consultants, engineers and others and intends to rely on these parties for technological and manufacturing expertise. Substantial expenditures are required to develop and produce energy efficient, solar-powered automobiles. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the company.

As a growing company, we have to develop reliable accounting resources. Failure to achieve and maintain effective internal accounting controls could prevent us from producing reliable financial reports.

Effective internal controls and accounting resources are necessary for us to provide reliable financial reports, which, as a growing company, we are still building out. Failure to achieve and maintain an effective internal accounting and control environment could cause us to face regulatory action and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our business and financial results.

Risks Related to Our Securities

The offering price of our Securities has been arbitrarily determined.

Our management has determined the number and price of Securities offered by the company. The price of the Securities we are offering was arbitrarily determined based upon our estimates of the current market value, illiquidity, and volatility of our common stock, our current financial condition, the prospects for our future cash flows and earnings, and market and economic conditions at the time of the Offering. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and investors may risk overpaying for their investment.

We have broad discretion in the use of the net proceeds from this Offering and our use of the net proceeds may not yield a favorable financial return from purchasing our Securities.

Our management will have broad discretion in the application of the net proceeds from this Offering and may spend or invest these proceeds in ways with which you may not agree. The failure by our management to apply these funds effectively or in a manner that yields a favorable return or any return, and this could have a material adverse effect on our business, financial condition and results of operations.

There is no minimum amount set as a condition to closing this offering.

Because this is a “best efforts” offering with no minimum, the company will have access to any funds tendered. This might mean that any investment made could be the only investment in this offering, leaving the company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

There is no current market for our Securities.

There is no formal marketplace for the resale of our Securities. The Securities may be traded over-the-counter to the extent any demand exists. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Since we have not yet established a trading forum for the common stock or Class B Common Stock, there will be no easy way to know what the Securities are “worth” at any time. Even if we seek a listing on the “OTCQX” or the “OTCQB” markets or another alternative trading system or “ATS,” there may not be frequent trading and therefore no market price for the Securities.

You will need to keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

Our officers control the company and we currently have no independent directors.

Two of our executive officers and directors are currently also our controlling shareholders. As holders of 55.00% of the outstanding Class A Common Stock, they will continue to hold a majority of the voting power of all our equity stock and therefore control the board. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within the company, having extra checks and balances to prevent fraud and produce reliable financial reports.

Our executive officers and directors may be subject to potential conflicts of interest arising from outside business activities.

We may be subject to various potential conflicts of interest, including financial, legal or other business disputes which may harm the reputation and valuation of the Company, and in turn, the individual share value, because of the fact that some of our officers and directors may be engaged in a range of business activities. In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the company. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors.

We have broad discretion in how we use the proceeds of this Offering and may not use these proceeds effectively, which could affect our results of operations and cause the price of our Securities to decline.

We will have considerable discretion in the application of the net proceeds of this Offering. We intend to use the net proceeds from this Offering to fund our business strategy, including without limitation, new and ongoing research and development, production, offering expenses, working capital and other general corporate purposes, which may include funding for the hiring of additional personnel. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this Offering. We may use the net proceeds for purposes that do not yield a significant return, any return at all for our shareholders or even the ability to return your capital. In addition, pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends on our Securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Securities.

We have never declared or paid any cash dividend on our Securities and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in the Securities will depend upon any future appreciation in their value. There is no guarantee that the Securities will appreciate in value or even maintain the price at which you purchased them or have any value at all.

The company has series of preferred stock with rights superior to those of the Common Stock offered in this offering, including a liquidation preference.

The company has series of preferred stock that have rights superior to those of those of Common Stock. Specifically, holders of preferred stock have liquidation preferences over holders of Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of preferred stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder’s shares of preferred stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur that resulted in a distribution of potentially up to approximately $9 million, the holders of those series of preferred stock could be entitled to all proceeds of cash distributions, see “Securities Being Offered”.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California and our Certificate of Incorporation has a forum selection provision that requires disputes be resolved in the Court of Chancery in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Further, our Certificate of Incorporation contains an exclusive forum provision for certain lawsuits including any derivative action brought on behalf of the company; see “Plan of Distribution and Selling Securityholders – Forum Selection Provisions.” Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that these exclusive forum provisions apply to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context.

The exclusive forum provision in the certificate of incorporation does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

For both instruments, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. These forum selection provisions may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find a provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws.

By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel. However, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of California. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company’s securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

The jury trail waiver only applies to claims against the company arising out of or related to the subscription agreement. As the provisions of the subscription agreement relate to the initial sale of the securities, subsequent transferees will not be bound by the subscription agreement and therefore to the conditions, obligations and restrictions thereunder, including the jury trial waiver.

The company’s Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets.

Our bylaws contain a drag-along provision and if enforceable, our stockholders will be subject that provision related to the sale of the company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the company, or agrees to a liquidation or winding down of the company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the that or otherwise participate in the transaction even if they don’t want to sell their shares at that price or participate in that transaction. See “Securities Being Offered – Common Stock – Drag-Along Rights,” below. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares with the effective cash price paid by existing shareholders. This method gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

	$10,000,000	$20,000,000	$38,715,747
Price per share	$10.5	$10.5	$10.5
Shares issued as of June 13, 2023 (1)	78,079,215	78,079,215	78,079,215
Shares issuable after June 13, 2023	952,381	1,904,762	3,687,214
Total shares issuable	79,031,596	79,983,977	81,766,429
Capital raised (2)	$10,000,000	$20,000,000	$38,715,747
Less: Offering costs	$649,513	$1,299,025	$2,514,637
Net offering proceeds to Company	$9,350,487	$18,700,975	$36,201,110
Net tangible book value pre-financing (3)	$39,388,508	$39,388,508	$39,388,508
Net tangible book value per shares pre financing	$0.5045	0.5045	$0.5045
Increase/(decrease) per share attributable to new investors	$(0.0061)	(0.0120)	$(0.0227)
Net tangible book value per share after offering	$0.4984	$0.4925	$0.4817
Dilution per share to new investors (5)	$10.0016	$10.0075	$10.018

(1)	Shares issued and outstanding pre-financing is calculated as follows.

Common A	55,714,810
Common B	11,200,222
Series B-1-A Preferred	77,079
Series B-1-B Preferred	379,774
Series B-1-C Preferred	4,234,991
Series B-1-D Preferred	772,597
Series B-1-E Preferred	4,618,667
Series B-1-F Preferred	1,071,984
Series B-1-G Preferred	9,091
78,079,215

(2)	Does not include securities that company intends to offer a private placement under Regulation D under the Securities Act.

(3)	Net tangible book value is calculated as follows:

Total Stockholder equity at 12/31/22:	$16,958,000
Less: intangible assets:	$—
Plus: capital raised from 1/1/23 to 6/13/23:	$22,430,508

Equals tangible book value pre-financing:	$39,388,508

Since inception and prior to the commencement of this offering, the officers, directors and affiliated persons of the company have paid an aggregate average price of $0.01 per share of Common Stock in comparison to the offering price of $10.50 per share.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. SAFE agreements, convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

•	In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

•

In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

•

In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes and SAFE agreements into shares. Typically, the terms of these agreements issued by early-stage companies provide that in the event of another round of financing, the holders of these agreements get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, these agreements may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of these types of agreements get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the agreements will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes and SAFE agreements that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

As of June 13, 2023, the Company has sold 3,495,520 shares of Common Stock in the last 12-months in this Offering for gross proceeds of $36,284,249.

We are continuing to offer up to $38,715,747 in our common shares, which represents the value of shares available to be offered as of June 13, 2023 out of the rolling 12-month maximum annual offering amount of $75 million.

The company is offering our Class B Common Stock on a “best efforts” basis. The cash price per share of Class B Common Stock is $10.50.

The company intends to market the shares in this offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting its Offering Circular or “testing the waters” materials on an online investment platform.

The company’s Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on its website, invest.aptera.us.

The offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this offering being re-qualified by the United States Securities and Exchange Commission, and (3) the date at which the offering is earlier terminated by the company in its sole discretion.

The company may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be available to the company. After the initial closing of this offering, the company expects to hold closings on at least a monthly basis.

The company is offering its securities in all states.

Broker

The company has engaged Dalmore Group, LLC (“Dalmore”) a broker-dealer registered with the SEC and a member of FINRA, to perform the following administrative and technology related functions in connection with this offering, but not for underwriting or placement agent services:

•

Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the company whether or not to accept investor as a customer.

•

Review each investors subscription agreement to confirm such investors participation in the offering, and provide a determination to the company whether or not to accept the use of the subscription agreement for the investor’s participation.

•	Contact and/or notify the company, if needed, to gather additional information or clarification on an investor.

•	Not provide any investment advice nor any investment recommendations to any investor.

•

Keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement (e.g. as needed for AML and background checks).

•	Coordinate with third party providers to ensure adequate review and compliance.

As compensation for the services listed above, the company has agreed to pay Dalmore $33,000 in one-time set up fees, consisting of the following:

•	$5,000 advance payment for out of pocket expenses.

•	$20,000 consulting fee due and payable immediately after FINRA issues a no objection letter.

•	$8,000 for fees to be paid to FINRA.

In addition, the company will pay Dalmore a commission equal to 1% of the amount raised in the offering to support the offering from the time the SEC has qualified the Offering Statement and the offering commences. Assuming that the offering is open for 12 months, the company estimates that fees due to pay Dalmore, pursuant to the 1% commission would be $387,157 for a fully-subscribed offering. The total commission that Dalmore earned to date is $1,176,956. The total fees that the company estimates that it will pay Dalmore, pursuant to a fully-subscribed offering under this Offering Statements would be $969,391. Dalmore will also receive its 1% fee from securities sold on the Republic Platform. This fee is addition to the fee paid to OpenDeal. These assumptions were used in estimating the fees due in the “Use of Proceeds.”

Additional Broker (Republic Platform Only)

Effective November 8, 2022, we engaged OpenDeal as an additional broker-dealer solely in connection with the sale of Class B Common Stock on the Republic Platform pursuant to the terms and conditions of the agreement (the “Engagement Agreement”), as may be amended from time to time.

OpenDeal is not purchasing or selling any securities offered through the Offering Circular as supplemented hereby, nor is it required to arrange the purchase or sale of any specific number or dollar amount of securities. OpenDeal has agreed, however, to host the Offering on the Republic Platform and to provide related services as outlined in part below and as further detailed in the Engagement Agreement:

•	Technical Services to allow the Company to execute and deliver evidence of membership interest purchases to investors;

•	Services related to the Republic Platform, including accredited investor status verification, investor information request facilitation, and payment facilitation services;

•

Displaying information related to the Offering on the Republic Platform including information relating to the pricing and availability of the Company’s Class B Common Stock and the provision of the Offering Circular as may be supplemented or amended from time to time;

•	Broker services, including being named as accommodating broker of record in Alabama, Arizona, Florida, New Jersey, North Dakota, Texas, Washington;

•

Review investor information, including KYC, or Know Your Customer data, AML, or Anti Money Laundering, and other compliance background checks, and provide a recommendation to the Company whether or not to accept investor as a customer; and

•	Not to provide any investment advice nor any investment recommendations to any investor.

OpenDeal will be registered in each state where each offering and sale of Class B Common Stock will occur.

As compensation for providing certain broker-dealer services relating to the Offering on the Republic Platform, OpenDeal will receive a cash commission equal to 4.75% of the value of the Class B Common Stock sold in the Offering on the Republic Platform and a non-cash commission in Class B Common Stock equal to 2% of the total number of shares of Class B Common Stock sold on the Republic Platform.

In addition to brokerage fees, the Company has agreed to pay OpenDeal (i) early termination fees if the Offering is terminated prior to an initial closing on the Republic Platform of for certain other reasons specified in the Engagement Agreement; (ii) non-accountable expenses limited to one-half percent of the Offering proceeds to OpenDeal; (iii) certain ancillary, consulting and advisory fees with prior written consent and not to exceed $30,000 in the aggregate; (iv) marketing fees to be collected by OpenDeal equal to $5,000 per series offering if the Company selects an OpenDeal affiliate to provide marketing support; and (v) a $2,500 fee in connection to the opening and facilitation of the escrow account.

No Minimum Offering Amount

The shares being offered will be issued in one or more closings. No minimum number of shares must be sold before a closing can occur; however, investors may only purchase shares above the minimum investor amount. The minimum investor amount is $210 for investments made on the Republic Platform and $1,000 for all other investments. Potential investors should be aware that there can be no assurance that any other funds will be invested in this offering other than their own funds.

No Selling Shareholders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the company.

Perks

The Company is offering perks at no additional cost to the investors based on amount invested under one subscription agreement. Investors will receive the perks listed for each investment tier as well as all perks for the lower investment tiers.:

Investors who invest at least $1,000 will receive a $100 coupon off the purchase price of a vehicle.

Investors who invest at least $10,000 will receive the following:

•	5% discount on future vehicles.*

•	The opportunity to purchase a vehicle earlier. **

Investors who invest $25,000 will receive the following:

•	Tour of Aptera headquarters in Carlsbad, California

•	Test ride in one of our development vehicles

Investors who invest $50,000 will receive exclusive behind-the-scenes tour of our solar facility and solar manufacturing process.

Investors who invest $100,000 will have lunch with our founders, Christ Anthony and Steve Fambro.

*	Up to $2,5000 value.
**

The vehicle is not yet in production mode. The company has created a waitlist for the first 2,000 vehicles for investors who invest at least $10,000 in the company. Placement on the waitlist is determined based on investment amount.

TAX CONSEQUENCES FOR RECIPIENTS (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO REWARDS AND BONUS ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

THE COMPANY RESERVES THE RIGHT TO DISCONTINUE ANY OF THE PERKS FOR REGULATORY PURPOSES.

Process of Subscribing

After the Offering Statement has been qualified by the Commission, the company will accept tenders of funds to purchase whole and fractional shares. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds by check, wire transfer, credit or debit card or ACH transfer as directed on their respective platforms. All funds subscribed through the OpenDeal platform will be deposited in an escrow account with BankProv (the “Escrow Agent”). The funds tendered through the OpenDeal platform by potential investors will be held by the Escrow Agent in a segregated account exclusively for the company’s benefit. The escrow agreement can be found in Exhibit 8.1 to the Offering Statement of which this Offering Circular is a part.

All other subscribed funds will be processed through Stripe, Inc. (“Stripe”). Funds processed by Stripe will be held in a segregated operating account owned by the Company. Dalmore will have view access to the account for purposes of verifying activity. Funds will remain in the segregated account or the account at the Escrow Agent, as applicable, until the subscription agreement has been cleared and countersigned by the Company.

Investors will be required to complete a subscription agreement in order to invest, pursuant to which an investor will irrevocably subscribe to purchase the shares. The investor will not be entitled to any refunded funds unless the company terminates the offering or the company rejects the subscription in whole or in part.

The subscription agreement also includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of their annual income or 10% of their net worth (excluding the investor’s principal residence).

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Dalmore will review all subscription agreements completed by the investor that are completed on the Company’s website. OpenDeal will review and approve all subscriptions that are processed on its Republic site. After OpenDeal has completed its review of a subscription agreement for an investment in the company on the Republic site, the funds may be released by the escrow agent.

If the subscription agreement is not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information. In the case of a debit card payment, provided the payment is approved, the relevant Broker will have up to three days to ensure all the documentation is complete. The relevant Broker will generally review all subscription agreements on the same day, but not later than the day after the submission of the subscription agreement.

The company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the company receives oversubscriptions in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, the company has not set a maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or check will be returned to subscribers within 30 days of such rejection without deduction or interest. Upon acceptance of a subscription, the company will send a confirmation of such acceptance to the subscriber.

Neither Broker has investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the Securities. Neither Broker is participating as an underwriter and under no circumstance will it solicit any investment in the company, recommend the company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Neither Broker is distributing any offering circulars or making any oral representations concerning this Offering Circular or this Offering. Based upon each Broker’s anticipated limited role in this Offering, it has not and will not conduct extensive due diligence of this Offering and no investor should rely on the involvement of the Brokers in this Offering as any basis for a belief that it has done extensive due diligence. Neither Broker expressly or impliedly affirms the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the company. All inquiries regarding this Offering should be made directly to the company.

Upon confirmation that an investor’s funds have cleared, the company will instruct the Transfer Agent to issue shares to the investor. The Transfer Agent will notify an investor when shares are ready to be issued and the Transfer Agent has set up an account for the investor.

No Escrow

Except for shares sold through the Republic Platform, the proceeds of this Offering will not be placed into an escrow account. We will offer our shares on a best efforts basis. As there is no minimum offering amount, upon the clearance of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Escrow Agent (Republic Platform Only)

The Escrow Agent has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the securities. We estimate that the fees for Escrow with the payment processor will not exceed 2% of issuer funds received.

Transfer Agent

The company has also engaged Computershare a registered transfer agent with the SEC, who will serve as transfer agent to maintain shareholder information on a book-entry basis. We have assumed an annual fee of $100,000 for this services.

Forum Selection Provisions

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the company based on the agreement to be brought in a state or federal court of competent jurisdiction in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. The certificate of incorporation contains a forum selection provision that provides that with a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any shareholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the company’s behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee, (iii) any action asserting a claim against the company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s certificate of incorporation or bylaws or (iv) any action asserting a claim against the company, its directors, officers or employees governed by the internal affairs doctrine.

Although we believe these provisions benefit us by providing either providing a forum convenient to us or increasing the consistency in the application of Delaware law in the types of lawsuits to which it applies and in both cases limiting our litigation costs, to the extent they are enforceable, the forum selection provisions may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted these provisions to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, these provisions allow its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provisions apply to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. The exclusive forum provision in the certificate of incorporation does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. For both provisions, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. Investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

USE OF PROCEEDS TO ISSUER

The table below sets forth our estimated use of proceeds from this offering, assuming we sell in this offering $38,715,747 in shares of Class B Common Stock, which represents the value of shares available to be offered as of June 13, 2023 out of the rolling 12-month maximum offering amount of $75 million in our Class B Common Stock. As of June 13, 2023, we have sold 10,505,337 shares of the Class B Common Stock in this Offering for gross proceeds as $ 78,979,878. The net proceeds from the total maximum offering are expected to be approximately $36,201,110, after the payment of offering costs (including legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the Offering). Our estimated offering costs of $2,514,637 include a deduction of 1% of the total gross proceeds for commissions payable to Dalmore on all the Securities being offered and a deduction of 4.75% for commissions paid to OpenDeal for securities sold on the Republic Platform. We have assumed 6% of the future sales will be on the Republic Platform. The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ. The following table represents management’s best estimate of the uses of the net proceeds, assuming the sale of, respectively, $10,000,000, $20,000,000 and $38,715,747 of Securities offered for sale in this Offering.

Amount Raised	$10,000,000	$20,000,000	$38,715,747
Offering expense	$649,513	$1,299,025	$2,514,637
Net proceeds to the issuer	$9,350,487	$18,700,975	$36,201,110
Development and Design	$4,207,719	$8,415,439	$16,290,500
Production and Equipment	$3,085,661	$6,171,322	$11,946,366
Selling, General & Administrative	$2,057,107	$4,114,214	$7,964,244

This expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering and reserves the right to change the estimated allocation of net proceeds set forth above.

Although our business does not presently generate any cash, we believe that if we raise the maximum amount in this Offering, that we will have sufficient capital to finance our operations for at least the next 12 months. However, if we do not sell the maximum number of Securities offered in this Offering, or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. Further, we expect that during or after such 24-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities.

Pending our use of the net proceeds from this Offering, we may invest the net proceeds in a variety of capital preservation investments, including without limitation short-term, investment grade, interest bearing instruments and United States government securities and including investments in related parties. We may also use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses or mining assets, although we have no present commitments or agreements for any specific acquisitions or investments.

THE COMPANY’S BUSINESS

Our Business

Aptera Motors Corp. was formed on March 4, 2019 under the laws of the state of Delaware, and is headquartered in Carlsbad, California. The Company’s principal business is the development, production, and distribution of energy efficient solar-powered vehicles. An Aptera vehicle can be driven up to 40 miles a day and up to 11,000 miles a year just on solar power. To collect this power, each vehicle has over three square meters of solar panels. If a vehicle owner needs more power, a charge from a standard 110-volt outlet will give each vehicle a range of 1,000 miles.

Our mission is to build efficient transportation. Science drives our approach to building better vehicles and the result is something that can travel up to

1,000 miles on a single charge. We believe our focus on efficiency will benefit the planet by using our resources more wisely.

Throughout the year our testing and validation will help us launch into production with a reliable version of the Aptera. We are targeting to begin our earliest deliveries in 2024 and ramp production in 2025.

Our Advantages

At Aptera, our vision is to create a new way to move through the world as we aim to modernize vehicle design and manufacturing. Steel stamping, the common method for manufacturing vehicles, makes the manufacturing process inefficient and is significantly more expensive. With additive manufacturing, the Company can scale production and launch new models quicker. We use artificial intelligence to optimize parts for the greatest strength with the least amount of material and weight. And our composite body construction produces lightweight composite structures.

We believe that due to our different processes we can:

•	Lower manufacturing costs: We believe that we can lower manufacturing costs. This will allow us to use:

•	Cost efficient and simple tooling

•	Fewer robots

•	Fewer people

•	No welding

•	Rapid & inexpensive scaling: Aptera’s additive manufacturing strategy gives us the advantages of 3D printed tooling versus milled and finished metal tools.

•	Reduced part weights and count: Allows for humans to easily position parts making things easy and cheap to assemble.

•	Less labor and less space: Our modularized build and human positionable parts requires less labor and less space than traditional steel vehicle manufacturing.

Furthermore, solar power will be an integral part of our platform. Our unique diamond shaped solar panels are designed with the aim of maximizing the energy you get from the sun. This gives fully equipped vehicles ~700 Watts of continuous charging power — whether the vehicle is being driven or parked. With minimal energy loss, Aptera’s automotive-grade solar represents a way for EVs to minimize their reliance on the grid for charging.

Our Products

Our launch edition vehicle will have the following technical specifications:

•	400-mile range

•	0-60 mph as fast as 4 seconds

•	~700 watts of solar technology

•	Three in-wheel motors

•	Level 3 charging

•	Seats two passengers

•	Driver and passenger airbags

•	32.5 cubic feet of rear storage

•	Recyclable body

Distribution Plan

Aptera’s strategy leverages lessons from other EV car companies

•	Direct-to-consumer sales

•	Online promotion/test-drive scheduling & events in key markets

•	Regional pre-delivery warehousing in leased facility requires little CAPEX

•	Southern California rollout initially with Major Metro Areas soon after

•	Mobile service house calls (a model proven globally by other EV car companies)

Our Market

Electric vehicles are growing. According to analysis by IHS Markit, 40–45 percent of new car sales could be electric by 2035. Reuters estimates that by 2050 more than half of the vehicles on U.S. roads could be EVs. Fortune Business Insights projects the market will grow from $287.36 billion in 2021 to $1,318.22 billion in 2028 at a CAGR of 24.3%. We believe that this increase is attributable to the market’s growth and demand, environmental impact of gas-powered vehicles, and the upsurge in gas prices.

Suppliers

Aptera is working on developing relationship with suppliers with an aim to producing vehicles, the company has entered into the following agreements:

•	Two separate agreements with Chery New Energy Automobile Co. Ltd. (“Chery”):

•

a Technical Services Agreement (the “TSA”). Pursuant to the TSA, Chery will assist the Company with feasibility studies and technical services related to certain components we will use in our vehicles. The Company will pay Chery fixed, hourly rates for Chery’s personnel.

•	a License Agreement, pursuant to which the Company is licensing from Chery certain technology to be used in the production of the Company’s vehicles.

•

License agreement with Elaphe Propulsion Technologies Lt. under which the Company is licensing certain proprietary technology and information relating to the design and production of electric powertrain in wheel motors and related products and technology. The agreement only goes into effect when the Company purchases 20,000 motors.

In addition, the C.P.C. Group (“CPC”) is our technological development partner for composite structures. We have collaborated on complete vehicle design, materials and structures for Aptera’s BINC, which stands for Body in Carbon, structural analysis, and safety analysis. CPC is also our manufacturing partner for the rolling vehicle. We have paid for design, engineering fees, tooling and manufacturing equipment of roughly $9.4 million and have open purchase orders of $5 million. We currently have a non-binding agreement with them and are working to formalize the agreement.

The Company has also entered into non-binding agreements with RedViking, an AGVs (automated guided vehicles) supplier, and with Yazaki, an engineering service supplier and line prototype and production part supplier. Both these agreements are non-binding and until they are binding the terms and/or the agreement may be amended at any time by either party. The Company intends to enter into various agreements as it gears up to the production of its vehicles.

Our Subsidiary

On April 1, 2022, the Company entered into a Plan of Merger (the “AI Merger Agreement”) with Andromeda Interfaces, Inc., a California corporation (“AI”). Upon completion of the AI Acquisition, (“AI Acquisition”) AI became a wholly-owned subsidiary of the Company. During 2022 Aptera discovered a low-cost and high-quality alternative for the in-vehicle infotainment system through an external supplier. As a result, the Company re-evaluated the need to support the AI business’s required research and development costs to support the display systems it sold. In April of 2023 the Company completed the sale of AI back to its original owners.

Environmental Impact

If one out of every 20 ICE vehicles on the road were replaced with an Aptera, Americans would save 18 million gallons of gasoline every day or six billion gallons per year (assuming 20mpg ICE vehicle).

Competition

The automotive business is competitive.

We face competition from a variety of automobile manufacturers, many of whom have significantly more resources than we do. These competitors include Tesla, BMW, Toyota, and Rivian. Traditional automobile manufacturers are increasingly devoting more resources to developing hybrid and electric vehicles. As a result of this competition, the Company may be unable to acquire significant market share. There can be no assurance that additional capital or other types of financing will be available or, if available, the terms of such financing will be favorable to the Company.

Legal and Regulatory Environment

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. We are not aware of any pending or threatened legal actions that we believe would have a material impact on our business.

Employees/Consultants

We have 45 full-time employees and 6 part-time employees. We currently have an employee stock option plan (Note 11) but no pension, annuity, profit sharing, or similar employee benefit plans, although we may choose to adopt such plans in the future.

We plan to engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Intellectual Property

Aptera is dependent on the following intellectual property:

We have been granted 2 design patents, have 32 patents pending, and our patenting process is ongoing. Pending patent applications include nine design, eight provisional, and thirteen non-provisional patent applications, with eight pending in the United States and four applications pending worldwide via the Patent Cooperation Treaty. These patents cover our electrical CAM/LIN Bus system, aerodynamic shape, solar integration, suspension, battery, HVAC, body, and manufacturing techniques.. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our vehicle cooling method(s), process technologies and vehicle designs. We typically enter into confidentiality or license agreements with employees, consultants, consumers and vendors to control access to and distribution of technology, software, documentation and other information. Policing unauthorized use of this technology is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Current Status

The company continues to establish supplier relationships, refine design to improve efficiency and acquire production tooling and equipment.

The company is currently accepting deposits for pre-orders of $100. These deposits are fully refundable. Our estimated first deliveries on these pre-orders is Q2 of 2024. To date, our cancellation rate on these preorders is under 5%. As of July 14, 2023, we have 43,000 preorders.

Our estimated first deliveries on these pre-orders is Q2 of 2024 and by 2025 we anticipate producing 7,000 cars a year, and by 2026, we anticipate producing 20,000 cars a year, and therefore we anticipate that we should be able to fulfill the preorders in 2027. Our ability to achieve the figures above are conditioned on raising a significant amount of capital, closing a significant number of our preorders, availability of materials and goods necessary to produce the vehicles, availability of manufacturing facilities, and uninterrupted supply chains.

THE COMPANY’S PROPERTY

The Company leases two facilities for its operations. One is located in Carlsbad, California and spans approximately 77,000 square feet, intended for final vehicle assembly. The other facility in Vista, California, covers approximately 120,000 square feet, and is dedicated to the production of solar panels (the “Vista Building:). Refer to Note 6 in the financial statements below for specific lease details concerning our reassessment of our need for production facility space, that resulted in impairment charges recognized on our operating lease assets at year-end.

In July of 2023, the Company notified the landlord of the Vista Building that the Company considered the terms of its lease to be terminated. The liability associated with the termination of the lease is in dispute; however, the Company no longer intends to use the facility and therefore will record an impairment of up to $7.5 million related to the right-of-use asset.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

General

We were formed as a Delaware corporation on March 4, 2019. The Company was formed to engage in the production of energy-efficient, solar powered vehicles. The Company first began receiving orders for its product in pre-sales in December 2020. These pre-orders require a deposit of $100 per vehicle, which is fully refundable. We have not delivered any products, and to date we have not recognized any vehicle revenue. Our estimated first deliveries of our cars is in Q2 of 2024.

Operating Expenses

Operating expenses are classified as general, selling and administrative and research and development.

General, Selling and Administrative

General, selling and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, and information technology services. They include related department salaries, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions and travel expenses. These expenses account for a significant portion of our operating expenses. We anticipate that our general and administrative expenses will increase in the future to support our continued growth and the costs associated with increased reporting requirements.

Research and Development

The Company spends significant money on engineering expenses to further its product design and capabilities. Research and development expenses consist primarily of personnel costs for our teams in engineering and research, supply chain, quality, and manufacturing engineering.

Results of Operations

Comparison of the results of operations for the years ended December 31, 2022, and 2021

General, Selling and Administrative Expenses

Growth in internal processes and systems required us to increase spending on our operational departments, the result was a $13.4 million (or 181%) increase in general, selling and administrative expenses related to:

•

An increase in stock-based compensation of $4.1 million due to the hiring of key management and executive positions as well as executives meeting performance-based milestone vesting on their stock options

•	An increase in salary, wages and benefits of $2.5 million due to increased headcount for a significant portion of the year to meet operational needs

•	An overall increase in marketing expenses of $1.6 million due to additional costs associated with marketing our vehicle and Regulation A offering

•

An increase in outside services including legal and professional fees $2.5 million as a result of outsourced legal, accounting, business development and information technology services to operate and expand the business.

•	An increase of $1.3 million of asset impairment expense for beginning to vacate the Vista building lease (Note 6) See unaudited subsequent event footnote for update.

•	An increase of $0.8 office equipment, supplies, membership fees and subscriptions as we moved into a new space and hired more staff during certain parts of the year.

Research and Development Expenses

As we near mass production of our vehicle there has been an increase in research and development costs related to moving from gamma prototype level to final delta design for production and design for manufacturing, the result was a $29.2 million (or 254%) increase in research and development costs specifically related to:

•	An increase in stock-based compensation of $2.6 million due to the hiring of key management and positions as well as stock options for the increase in headcount for the engineering department

•	An increase in salary, wages and benefits of $7.7 million due to increased headcount during a significant portion of the year

•	An increase in outside services $6.6 million due to significant increase in engineering services

•	An increase in technology licensing fees $6.9 million due to technology licensing agreement

•	An increase in equipment materials of $2.7 million to further develop the vehicle and its capabilities

•	An increase of $2.1 million for facilities costs due to additional leased space and

•	An increase of $0.2 million in supplies and logistics costs

Change in Fair Value of SAFE Liability

On August 25, 2022, the Company converted all outstanding SAFE agreements into preferred stock. Prior to the conversion there was an adjustment of the fair value of the SAFE liability to the increase in the fair value of the Company’s stock that was used in estimating the fair value of the SAFE liabilities. This adjustment accounted for $20.4 million in overall net loss for the year. Like many early-stage companies, the Company used SAFEs as an investment vehicle for early investors.

Loss from Discontinued Operations

During the first quarter of 2023, the Company determined that the infotainment display subsidiary AI met the held-for-sale and discontinued operations accounting criteria. Accordingly, the Company has reported the held-for-sale assets and liabilities and the operating results of AI in discontinued operations for all periods presented.

Net Loss

As a result of the foregoing, the Company’s net loss for the year ended December 31, 2022, was $82.3 million compared to $96.5 million for the year ended December 31, 2021.

Liquidity and Capital Resources

As of December 31, 2022, the Company had $39.9 million in total assets, including $10.8 million in cash and cash equivalents, $0.7 million in prepaids and others, which relates to software and refunds due from vendors, $86 thousand in merchant receivables, which relates to amounts receivable from pre-orders received through the Company’s merchant processor, $11.4 million in property and equipment, net of accumulated depreciation, $11.8 million in operating lease assets for the Company’s two facilities and $135 thousand in current assets held-for-sale – discontinued operations.

As of December 31, 2022, the Company had $23 million in total liabilities including $2.3 million in accounts payable, $2.8 million in accrued liabilities, $3.3 million in unearned reservation fees, $14.4 million in lease liabilities and $192,000 current liabilities held-for-sale – discontinued operations.

Our history of recurring operating losses, and negative cash flows from operating activities give rise to substantial doubt regarding our ability to continue as a going concern. We believe the proceeds from the offering, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 12 months. We anticipate that we will need at least $50 million, in addition to the amounts previously raised, to reach the vehicle production stage. Fluctuations in our fundraising may require modifying our use of proceeds to extend our operations. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations. The Company has no bank lines or other financing arranged and if we are unsuccessful raising funds through this offering, we may not be able to continue our operations.

To date, the Company has primarily been funded from the sale of our common stock as well as the sale of SAFE agreements.

Equity Issuances

During the year ended December 31, 2022, the Company issued:

•	1,410,179 shares of our Class A common stock at a weighted average price of $8.87 per share for total proceeds of $10.2 million;

•	3,599,588 shares of its Class B Common Stock at a weighted average price of $9.16 per share for total proceeds of $29.0 million;

•

77,079 shares of its Series B-1-A Preferred Stock at a weighted average price of $9.20 per share for total proceeds of $.7 million; 379,774 shares of its Series B-1-B Preferred Stock, 4,234,991 shares of its Series B-1-C Preferred Stock, 772,597 shares of its Series B-1-D Preferred Stock, 4,618,667 shares of its Series B-1-E Preferred Stock, 1,071,984 shares of its Series B-1-F Preferred Stock, and 9,091 shares of its Series B-1-G- Preferred Stock due to the conversion of the Company’s SAFE notes, the conversion was triggered by the sale of the B-1-A Preferred Stock.

•	SAFE agreements in exchange for services totaling $80 thousand.

In February of 2023, Aptera Motors was approved for a $21.9 million grant from the California Energy Commission “CEC” to add critical capacity to accelerate scaled manufacturing. The grant has limits on the use of funds. The CEC grant is part of the state’s ongoing effort to promote clean energy and reduce greenhouse gas emissions. The funding will be provided through the CEC’s Clean Transportation Program which aims to accelerate the development and deployment of advanced vehicle technologies. The grant is contingent on the Company achieving certain milestones, including having matching funds, as well as providing updates. Though management is working diligently to meet the requirements of the grant, there is no guarantee it will be able to do so.

Commitment and Contingencies

Leases

For the years ending December 31, 2022 and December 31, 2023, the lease payments will be $697,546 and $1,1,08,782. Further information on the leases can be found in Note 6 of the Financial Statements.

In July of 2023, the Company notified the landlord of the Vista Building that the Company considered the terms of its lease to be terminated. The liability associated with the termination of the lease is in dispute; however, the Company no longer intends to use the facility and therefore will record an impairment of up to $7.5 million related to the right-of-use asset.

Purchase Orders

The Company may enter into purchase obligations with certain vendors. They represent expected payments to third party service providers and other commitments entered into during the normal course of our business. These purchase obligations are generally cancellable with or without notice without penalty, although certain vendor agreements provide for cancellation fees or penalties depending on the terms of the contract. As of December 31, 2022 the Company had approximately $11.2 million in open purchase orders.

License Agreement

On January 13, 2022, the Company entered into a Technology License Agreement (“TLA”). This enables the company to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how, and data.

In consideration, the Company will pay license fee in two parts: 1) fixed fee of $2 million in cash paid in four installments of $0.5 million each upon execution of TLA and Parts Supply Agreement (“PSA”) after delivery of first batch; and 2) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

Further, the Company agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million, in four installments corresponding with the milestones set out in the TLA. The Company has the right of first refusal to repurchase shares on the same terms.

Through December 31, 2022, the Company paid $1.0M of the fixed license fee and issued 434,782 shares of Class B Common stock equivalent to $4.0 million to Chery. Subsequent to December 31, 2022, this agreement was amended to a fixed fee of the $1 million in cash, the amount already paid) and issue shares of Class B Non-Voting Common Stock in an amount equivalent to $5.0 million, in two remaining installments corresponding with the milestones set out in the TLA. The Company has the right of first refusal to repurchase shares on the same terms.

Trend Information

Our focus in 2022 was completing a production intent vehicle design by the end of the year. In 2023, we intend to engage with many new partners to supply validated production parts. We will also engage with validation and durability testing partners to assure the reliability of our production intent design. Our marketing team will be actively engaging with the public to educate them on our brand proposition and to garner as many vehicle orders as possible. These orders help us determine our production mix and the speed at which we need to ramp our production numbers. As a result of the above, the company will experience increased spending across the organization including general, selling, and administrative as well as research and development expenses.

We operate in an industry that is sensitive to political and regulatory uncertainty, including with respect to trade and the environment, all of which can be compounded by inflationary pressures, rising energy prices, increases in interest rates and any future global impact from the COVID-19 pandemic. For example, in the earlier part of 2022, the automotive industry in general experienced part shortages and supplier disruptions. As the year progressed, inflationary pressures increased across the markets in which we operate. In an effort to curb this trend, central banks in developed countries raised interest rates rapidly and substantially, impacting the capital markets and the ability of electric vehicle companies to raise necessary funding. Further, sales of vehicles in the automotive industry also tend to be cyclical in many markets, which may expose us to increased volatility as we expand and adjust our operations. Moreover, as additional competitors enter the marketplace and help bring the world closer to sustainable transportation, we will have to adjust and continue to execute well to maintain our momentum. These macroeconomic and industry trends will likely to have an impact on the pricing of, and order rate for our vehicles, and we will continue to adjust accordingly to such developments.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in in financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our shareholders could receive less information than they might expect to receive from more mature public companies.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Chris Anthony	Co- Chief Executive Officer and Interim Chief Financial Officer	47	March 2019 – Present	Full-time
Steve Fambro	Co-Chief Executive Officer & Secretary	55	March 2019 – Present	Full-time
Sarah Hardwick	Chief Marketing Officer	45	July 2021 – Present	Full-time
Directors:
Chris Anthony	Director	47	March 2019 – Present	N/A
Steve Fambro	Director	55	March 2019 – Present	N/A
Brian W. Snow	Director	48	January 2022 – Present	N/A
Doug Lui	Director	49	May 2022 – Present	N/A

Chris Anthony, Chief Executive Officer, Interim Chief Financial Officer and Director:

Chris Anthony is our CEO. Chris was also a founder and former CEO of Flux Power, an advanced lithium-battery technology company from October 2009 – December 2019. He was also the founder and CEO of Epic boats, a technology leader in the pleasure boat market, between July 2002 and December 2018. Chris has raised more than $100m in private equity, DPO, and grant funding for technology ventures. Chris holds a BS in Finance from the Cameron School of Business at UNC.

Steve Fambro, Co-Chief Executive Officer and Director:

Steve Fambro is currently our CFO. Steve was a venture partner and COO of Ocean Holding, an investment and development company dedicated to advancing the use of clean, renewable energy from July 2015 to August 2017. He was also the founder of Famgro; which built a superefficient pesticide/herbicide-free indoor food-production system from January 2010 to March of 2015. Steve holds a BSEE from University of Utah with an emphasis in electromagnetics and antenna design.

Brian W. Snow, Director:

In January 2022, Brian W. Snow joined the Company as a director. Brian is currently the Managing General Partner in Impala Ventures, a venture capital firm focused on the disruptive commercial real estate technology sectors. He advises, mentors and invests in founders that he believes have the ability to build companies of scale and that are transforming the built environment. From 2011 to 2017, Brian was the Co-Founder and CEO of Pristine Environments, an Integrated Facility Management and Building Intelligence technology company.

Doug Lui, Director:

Doug joined the Board of Aptera in June 2022. He is currently Venture Partner of Vine Ventures Corp., actively involved in several portfolio companies as strategic advisor and resident executive roles, in addition to overseeing due diligence on prospective companies he has been in that position since October 2020.

From 2016-2020, he was Chief Audit Executive of Sand China Ltd., the world’s largest gaming company, developer, owner and operator of multi-use integrated resorts, listed on Hong Kong Stock Exchange and key subsidiary of Las Vegas Sands listed on the New York Stock Exchange. In 2010-2015, he was the Group General Manager of Audit & Risk Management of Hongkong & Shanghai Hotels, operator of the famed Peninsula Hotel group, listed on the Hong Kong Stock Exchange.

In 2001-2010, he held multiple executive global and regional roles in the Universal Studios and Music Groups based in LA and New York, SAP AG North Asia division based in Hong Kong, and other international conglomerates.

He is an EY alumni, an active member of the Chartered Professional Accountants of Canada, and a Board Governor for Institute of Internal Audit (to 2020).

Sarah Hardwick, Chief Marketing Officer:

Sarah Hardwick is our CMO and one of the original Aptera team members. Founder of award-winning agency Zenzi where she had worked from 2002 to 2021, she has a history of success collaborating with high-profile brands including Nestle, Chiquita, Crystal Geyser, AOL, DirecTV, and more. Sarah holds a BA in Communications from the University of Denver. She is a savvy digital marketer, passionate community builder, driver of revenue and growth.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ending December 31, 2022, we compensated our executive officers and director as follows:

	Cash Compensation	Option Awards			Total Compensation
Chris Anthony (CEO/Director)	$261,659	$			$261,659
Steve Fambro (CEO/Director)	$257,202	$			$257,202
Brian Snow (Director)	$135,000		$3,935,672	(1)(2)	$4,070,672
Doug Lui (Director)	$—		$4,233,200	(1)(3)(4)	$4,233,200
Sarah Hardwick (CMO)	$231,127	$			$231,127
Jannies Burlingame (5)	$313,657	$			$313,657

(1)

Amounts reflect the aggregate grant date fair value of the options granted in 2022, computed in accordance with Financial Accounting Standards Board ASC Topic 718 (ASC 718). This amount does not reflect the actual economic value realized by the director.

(2)

On February 12, 2022, options to purchase 297,369 base shares and 297,368 performance bonus shares for an exercise price of $8.80 per share were granted to Mr. Snow under the 2021 Stock Option and Incentive Plan. Three-fourths of the options are vested as of June 30, 2023 with the remaining vesting over the next twelve months.

(3)	On January 3, 2022, options for 100,000 shares for an exercise price of $8.80 per share of Class B Stock were granted to Mr. Lui under the 2021 Stock Option and Incentive Plan.
(4)

On May 24, 2022, options to purchase 300,000 base shares and 200,000 performance bonus shares for an exercise price of $9.20 per share were granted to Mr. Lui under the 2021 Stock Option and Incentive Plan. Three-fourths of the options are vested as of June 30, 2023 with the remaining vesting over the next twelve months.

(5)	Ms. Burlingame is no longer with the Company.

We compensated two of the directors in their capacity as directors in aggregate as follows: $135,000 in cash compensation and options worth $8,168,872 in aggregate based on the grant date fair value of the options granted in 2022, computed in accordance with Financial Accounting Standards Board ASC Topic 718 (ASC 718), see the chart above for additional details. This value attributable to the options does not reflect the actual economic value realized by the director.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of July 19, 2023, the securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of the Company’s voting securities or having the right to acquire those securities. The table assumes that all options have vested.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Amount and nature of beneficial ownership acquirable	Percent of Class (2)(3)(4)
Michael Johnson Properties, Ltd.	15,249,750 shares of Class A Common Stock	0	22.80%
Chris Anthony	15,000,000 shares of Class A Common Stock	0	22.43%
Steve Fambro	15,000,000 shares of Class A Common Stock	0	22.43%
Patrick H Quilter Trust	5,724,000 shares of Class A Common Stock	0	8.56%
All executive officers and directors as a group	30,000,000 shares of Class A Common Stock	0	44.86%

(1)	The address for all the executive officers, directors, and beneficial owners is c/o Aptera Motors Corp., 5818 El Camino Real Carlsbad, CA 92008.
(2)	Based on 66,878,993 shares of Class A Common Stock outstanding.
(3)	No individual owns more than 10% of the Series B Preferred Stock.
(4)

This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

For the year ended December 31, 2021, the Company paid $0.3 million in marketing services provided by a vendor controlled by Sarah Hardwick, our Chief Marketing Officer. The fees relate to consulting services performed by Ms. Hardwick prior employment at the Company.

SECURITIES BEING OFFERED

The following descriptions summarize important terms of our capital stock. This summary reflects Aptera’s Amended and Restated Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Amended and Restated Certificate of Incorporation and the Amended and Bylaws, which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description Aptera’s capital stock, you should refer to our Amended and Restated Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

Aptera is offering Class B Common Stock in this offering. The authorized capital stock of the company consists of 305,000,000 shares of Common Stock, par value $0.0001 per share, 190,000,000 of which shares are designated as “Class A Common Stock” and 115,000,000 of which shares are designated as “Class B Common Stock” and 31,304,495, par value $0.0001 per share (the “Preferred Stock”), 217,391 of which shares are designated as “Series B-1-A Preferred Stock,” 379,774 of which shares are designated as “Series B-1-B Preferred Stock,” 4,234,991 of which shares are designated as “Series B-1-C Preferred Stock,” 772,597 of which shares are designated as “Series B-1-D Preferred Stock,” 4,618,667 of which shares are designated as “Series B-1-E Preferred Stock,” 1,071,984 of which shares are designated as “Series B-1-F Preferred Stock,” and 9,091 of which shares are designated as “Series B-1-G Preferred Stock,” (the Series B-1-A Preferred Stock, Series B-1-B Preferred Stock, Series B-1-C Preferred Stock, Series B-1-D Preferred Stock, Series B-1-E Preferred Stock, Series B-1-F Preferred Stock, and Series B-1-G Preferred Stock, collectively, the “Series B-1 Preferred Stock”).

As of June 13, 2023 the company has the following outstanding securities:

•	55,714,810 shares of Class A Common Stock

•	11,200,222 shares of Class B Common Stock

•	77,079 shares of Series B-1-A Preferred Stock

•	379,774 shares of Series B-1-B Preferred Stock

•	4,234,991 shares of Series B-1-C Preferred Stock

•	772,597 shares of Series B-1-D Preferred Stock

•	4,618,667 shares of Series B-1-E Preferred Stock

•	1,071,984 shares of Series B-1-F Preferred Stock

•	9,091 shares of Series B-1-G Preferred Stock

In addition to the Series B-1 Preferred Stock, 20,000,000 shares of Preferred Stock may be issued from time to time in one or more series by a resolution of the Board of Directors.

In June 2021, the Company adopted a Stock Option and Incentive Plan known as the Company’s “2021 Stock Option and Incentive Plan” (the “Plan”). The number of shares of common stock that remain available for issuance under the Plan, was 7,283,051 as of June 13, 2023.

Common Stock

Class B Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class A Common Stock; except that our Class B Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law.

Voting Rights

Our Class B Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. In such case, holders of Class B Common Stock may vote with holders of Series B-1 Preferred Stock on an as converted basis. Delaware law would permit holders of Class B Common Stock to vote, with one vote per share, on a matter if we were to:

•	change the par value of the common stock; or

•	amend our certificate of incorporation to alter the powers, preferences, or special rights of the common stock as a whole in a way that would adversely affect the holders of our Class B Common Stock.

In addition, Delaware law would permit holders of Class B Common Stock to vote separately, as a single class, if an amendment to our certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the Class B Common Stock, but not the Class A Common Stock. As a result, in these limited instances, the holders of a majority of the Class B Common Stock could defeat any amendment to our certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class B Common Stock to rank junior to the Class A Common Stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the vote of the Class B Common Stock, with each share of Class B Common Stock entitled to one vote per share. In this instance, the holders of a majority of Class B Common Stock could defeat that amendment to our certificate of incorporation.

Our certificate of incorporation provides that the number of authorized shares of common stock or any class of common stock, including our Class B Common Stock, may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the Class A Common Stock. As a result, the holders of a majority of the outstanding Class A Common Stock can approve an increase or decrease in the number of authorized shares of Class B Common Stock without a separate vote of the holders of Class B Common Stock. This could allow us to increase and issue additional shares of Class B Common Stock beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our Class B Common Stock.

Each holder of shares of Class A Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

Election of Directors

The holders of the Class A Common Stock shall be entitled to elect, remove and replace all directors of the company.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding class of capital stock having prior rights to dividends (including the company’s Series B-1 Preferred Stock), The holders of the Class A Common Stock and the Class B Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

Subject to preferences that may be applicable to any then outstanding class of capital stock having prior rights to dividends (including the company’s Series B-1 Preferred Stock), In the event of the company’s liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A and Class B Common Stock, treated as a single class.

Conversion Rights

Each share of Class A Common Stock is convertible at any time at the option of the holder into one share of Class B Common Stock.

On any transfer of shares of Class A Common Stock, whether or not for value, each such transferred share will automatically convert into one share of Class B Common Stock, except for certain transfers described in our certificate of incorporation, including certain transfers for tax and estate planning purposes, transfers approved by our Board, and transfers to certain family members.

Right of First Refusal

754,464 shares of the company’s Class A Common Stock are subject to transfer restrictions. Should the holders of those shares wish to sell or transfer their securities, except under certain limited circumstances, the company has a right of first refusal to purchase those shares.

Other Rights

Holders of Aptera’s Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Aptera’s Class A or Class B Common Stock.

Preferred Stock

We have authorized the issuance of seven series of Preferred Stock, designated Series B-1-A Preferred Stock, Series B-1-B Preferred Stock, Series B-1-C Preferred Stock, Series B-1-D Preferred Stock, Series B-1-E Preferred Stock, Series B-1-F Preferred Stock and Series B-1-G Preferred Stock. Collectively, the Series B-1 Preferred Stock enjoy substantially similar rights, preferences, and privileges.

In addition, our board of directors will have the authority, without further action by our stockholders, to designate and issue shares of Preferred Stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of the holders of each such series of Preferred Stock, any or all of which may be greater than or senior to those granted to the holders of Common Stock. Though the actual effect of any such issuance on the rights of the holders of Common Stock will not be known until such time as our board of directors determines the specific rights of the holders of Preferred Stock, the potential effects of such an issuance include:

•	diluting the voting power of the holders of common stock; reducing the likelihood that holders of common stock will receive dividend payments;

•	reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and

•	delaying, deterring, or preventing a change-in-control or other corporate takeover.

Series B-1 Preferred Stock Dividend Rights

Holders of Series B-1 Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Holders of Preferred Stock are entitled to at least their share proportionally (calculated on an as-converted to Common Stock basis) in any dividends paid to the holders of Common Stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Series B-1 Preferred Stock is entitled to one vote for each share of Class B Common Stock issuable upon conversion of the Preferred Stock at the then-effective conversion rate. Fractional votes are not permitted and if the conversion results in a fractional share, it will be rounded to the closest whole number.

Each holder of Series B-1 Preferred Stock will enter into a Voting Agreement under which to the extent they are entitled to vote provides for that each holder shall vote, or cause to be voted, at a regular or special meeting of stockholders (or by written consent) all shares of Series B-1 Preferred Stock owned by such holder (or as to which such holder has voting power):

•	to ensure that the size of the Board shall be set and remain at such level as approved by the Board.

•	to elect such directors as are approved by the Board in any election of directors of the Company.

•

to vote all shares in accordance with the recommendations of the Board, on all matters submitted to a vote or consent of stockholders, including with respect to any amendments to the Voting Agreement or purchase agreement relating to the issuance of the such Preferred Stock.

•

to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Series B-1 Preferred Stock outstanding at any given time.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Series B-1 Preferred Stock are entitled to liquidation preference superior to holders of Common Stock. Liquidation distributions will be paid ratably with each other in proportion to their liquidation preference. Holders of Series B-1 Preferred Stock will be entitled to receive the greater of (i) an amount per share equal to the sum of the applicable Original Issue Price (as defined below) for such series of Series B-1 Preferred Stock, plus declared but unpaid dividends on such share or (ii) the amount such holder would have received if the shares were converted to Common Stock immediately prior to the liquidation event. “Original Issue Price” shall mean (i) $9.2000 per share for each share of the Series B-1-A Preferred Stock, (ii) $0.2185 per share for each share of the Series B-1-B Preferred Stock, (iii) $0.2427 per share for each share of the Series B-1-C Preferred Stock, (iv) $0.3851 per share for each share of the Series B-1-D Preferred Stock, (v) $0.4279 per share for each share of the Series B-1-E Preferred Stock, (v) $0.4855 per share for each share of the Series B-1-F Preferred Stock, and (vi) $8.8000 per share for each share of the Series B-1-G Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Series B-1 Preferred Stock).

Conversion Rights

Series B-1 Preferred Stock is convertible into Class B Common Stock voluntarily and automatically. Each share of Series B- Preferred Stock is convertible at the option of the holder of the share at any time prior to the closing of a liquidation event. Each share of Series B-1 Preferred Stock is currently convertible into one share of Class B Common Stock, but such conversion rate may be adjusted pursuant to the anti-dilution rights of the Preferred Stock set forth in Section 4(d) of the Amended Certificate of Incorporation.

Additionally, each share of the Preferred Stock will automatically convert into Class B Common Stock (i) the closing of this corporation’s sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, that results in at least $75,000,000 of gross proceeds to this corporation (a “Qualified Public Offering”), following which, this corporation’s shares are listed for trading on the New York Stock Exchange, Nasdaq Global Select Market or Nasdaq Global Market or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis). Series B-1 Preferred Stock converts into the same number of shares of Common Stock regardless of whether converted automatically or voluntarily.

All Classes of Stock

Drag-Along Rights

Our bylaws contain a drag-along provision. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the company, or agrees to a liquidation or winding down of the company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the price offered or otherwise participate in such transaction even if they don’t want to sell their shares at that price or participate in the transaction. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Voting Rights

Our Class B Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. Delaware law would permit holders of Class B Common Stock to vote, with one vote per share, on a matter if we were to:

•	change the par value of the common stock; or

•	amend our certificate of incorporation to alter the powers, preferences, or special rights of the common stock as a whole in a way that would adversely affect the holders of our Class B Common Stock.

In addition, Delaware law would permit holders of Class B Common Stock to vote separately, as a single class, if an amendment to our certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the Class B Common Stock, but not the Class A Common Stock. As a result, in these limited instances, the holders of a majority of the Class B Common Stock could defeat any amendment to our certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class B Common Stock to rank junior to the Class A Common Stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the vote of the Class B Common Stock, with each share of Class B Common Stock entitled to one vote per share. In this instance, the holders of a majority of Class B Common Stock could defeat that amendment to our certificate of incorporation.

Our certificate of incorporation provides that the number of authorized shares of common stock or any class of common stock, including our Class B Common Stock, may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the Class A Common Stock. As a result, the holders of a majority of the outstanding Class A Common Stock can approve an increase or decrease in the number of authorized shares of Class B Common Stock without a separate vote of the holders of Class B Common Stock. This could allow us to increase and issue additional shares of Class B Common Stock beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our Class B Common Stock.

Each holder of shares of Class A Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

Election of Directors

The holders of the Class A Common Stock shall be entitled to elect, remove and replace all directors of the company.

Dividend Rights

The holders of the Class A Common Stock and the Class B Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the company’s liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A and Class B Common Stock, treated as a single class.

Conversion Rights

Each share of Class A Common Stock is convertible at any time at the option of the holder into one share of Class B Common Stock.

On any transfer of shares of Class A Common Stock, whether or not for value, each such transferred share will automatically convert into one share of Class B Common Stock, except for certain transfers described in our certificate of incorporation, including certain transfers for tax and estate planning purposes, transfers approved by our Board, and transfers to certain family members.

Right of First Refusal

25,463,715 of the company’s Class A Common Stock are subject to transfer restrictions. Should the holders of those shares wish to sell or transfer their securities, except under certain limited circumstances, the company has a right of first refusal to purchase those shares.

Drag-Along Rights

Our bylaws contain a drag-along provision. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the company, or agrees to a liquidation or winding down of the company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the price offered or otherwise participate in such transaction even if they don’t want to sell their shares at that price or participate in the transaction. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Other Rights

Holders of Aptera’s Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Aptera’s Class A or Class B Common Stock.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the SEC. We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

At least every 12 months, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the company’s recent financial statements.

We may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

FINANCIAL STATEMENTS

APTERA MOTORS

CORP. FINANCIAL

STATEMENTS

As of December 31, 2022, and 2021 and for the Years then

Ended

APTERA MOTORS

CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Aptera Motors Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aptera Motors Corp. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and negative net cash used in operating activities, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon
San Diego, California
April 28, 2023
We have served as the Company’s auditor since 2019.

APTERA MOTORS CORP.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31, 2022	December 31, 2021
Assets
Current assets:
Cash, cash equivalents and restricted cash	$10,775	$19,335
Merchant receivable	86	19
Prepaids and other	640	805
Current assets held-for-sale - discontinued operations[1]	135	—

Total current assets	11,636	20,159
Deposits and other long-term assets	2,743	2,743
Property and equipment, net	11,411	358
Operating lease assets, net	11,765	—
Long-term assets held-for-sale - discontinued operations[1]	2,364	—

Total assets	$39,919	$23,260

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$2,312	$1,407
Accrued liabilities	2,787	550
Unearned reservation fees	3,307	1,243
Debt, short term	—	60
Current portion of lease liabilities and other current liabilities	1,640	—
Current liabilities held-for-sale - discontinued operations[1]	192	—

Total current liabilities	10,238	3,260
Simple agreements for future equity (“SAFE”)	—	81,512
Long-term lease liabilities, net	12,708	—
Other long-term liabilities	15	—

Total liabilities	22,961	84,772
Commitments and contingencies (Note 8)
Stockholders’ Equity (Deficit)
Preferred stock, par value $0.0001; 31,304,495 and 0 shares authorized as of December 31, 2022 and 2021, respectively; 11,164,183 and 0 shares issued and outstanding, respectively (Note 10)	1	—
Class A Common Stock, $0.0001 par value, 190,000,000 shares authorized, 55,714,810 and 54,304,631 shares issued and outstanding, respectively	6	5
Class B Common Stock, $0.0001 par value, 115,000,000 shares authorized, 8,862,872 and 5,298,157 shares issued and outstanding, respectively	1	1
Additional paid-in capital	200,163	40,404
Subscription receivable	—	(985)
Accumulated deficit	(183,213)	(100,937)

Total stockholders’ equity (deficit)	16,958	(61,512)

Total liabilities and stockholders’ equity (deficit)	$39,919	$23,260

See accompanying notes to the consolidated financial statements.

APTERA MOTORS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenues	$—	$—
Operating Expenses:
General, selling, and administrative	20,845	7,408
Research and development	40,631	11,472

Total operating expenses	61,476	18,880

Operating loss	(61,476)	(18,880)

Other income	104	16
Change in fair value of SAFE liability	(20,356)	(77,660)

Loss before income taxes	(81,728)	(96,524)
Loss from discontinued operations, net of tax (Note 3)	(548)	—

Net loss attributable to Aptera common shareholders	(82,276)	(96,524)

Continuing operations weighted average loss per share of Class A and Class B common stock - basic and diluted	$(1.30)	$—

Discontinued operations weighted average loss per share of Class A and Class B common stock - basic and diluted	$(0.01)	$(1.74)

Weighted average shares outstanding of Class A and B common stock - basic and diluted	62,906,411	55,449,555

See accompanying notes to the consolidated financial statements.

APTERA MOTORS CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share and per share data)

							Additional			Total
	Preferred Stock		Class A Common Stock		Class B Common Stock		Paid-In	Subscriptions’	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Deficit
December 31, 2020	—	$—	51,198,750	$5	—	$—	$3,395	$—	$(4,413)	$(1,013)
Sale of common stock	—	—	3,105,881	—	5,271,841	1	33,458	(985)	—	32,474
Stock issuance costs	—	—	—	—	—	—	(1,648)	—	—	(1,648)
Shares issued for services	—	—	—	—	26,316	—	100	—	—	100
Stock based compensation	—	—	—	—	—	—	5,099	—	—	5,099
Net loss	—	—	—	—	—	—	—	—	(96,524)	(96,524)

December 31, 2021	—	$—	54,304,631	$5	5,298,157	$1	$40,404	$(985)	$(100,937)	$(61,512)

Sale of common stock	—	—	1,159,092	1	3,116,400	—	38,943	985	—	39,929
Conversion of SAFEs	11,087,104	1	—	—	—	—	102,000	—	—	102,001
Sale of preferred stock	77,079	—	—	—	—	—	709	—	—	709
Stock issuance costs	—	—	—	—	—	—	(2,027)	—	—	(2,027)
Shares issued for services	—	—	—	—	448,315	—	5,981	—	—	5,981
Shares for Andromeda acquisition	—	—	251,087	—	—	—	2,310	—	—	2,310
Stock based compensation	—	—	—	—	—	—	11,843	—	—	11,843
Net loss	—	—	—	—	—	—	—	—	(82,276)	(82,276)

December 31, 2022	11,164,183	$1	55,714,810	$6	8,862,872	$1	$200,163	$—	$(183,213)	$16,958

See accompanying notes to the consolidated financial statements.

APTERA MOTORS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2022	Year Ended December 31, 2021
Operating Activities From Continuing Operations
Net loss from continuing operations	$(81,728)	$(96,524)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities from continued operations:
Depreciation and amortization	252	15
Operating lease asset impairment	1,272
SAFE issuance costs	—	41
SAFEs issued for services	80	—
Change in fair value of SAFE liability	20,356	77,660
Stock based compensation	11,843	5,100
Common stock issued for services	5,981	100
Changes in operating assets and liabilities:
Merchant receivable	(67)	417
Prepaids	165	(758)
Deferred offering costs	—	58
Deposits and other long-term assets	—	(2,743)
Accounts payable	905	1,407
Accrued expenses	2,237	417
Unearned reservation fees	2,064	791
Operating lease assets and liability, net	1,311	—
Other long-term liabilities	15	—

Net cash used in operating activities from continuing operations	(35,314)	(14,019)
Investing Activities from Continuing Operations
Purchase of property and equipment	(11,305)	(307)

Net cash used in investing activities from continuing operations	(11,305)	(307)
Financing activities from Continuing Operations
Payments on debt instruments	(60)	—
Proceeds from SAFE agreements	53	2,181
Proceeds from sale of series B preferred	709	—
Proceeds from sale of common stock	39,929	32,474
Common stock issuance costs	(2,027)	(1,648)

Net cash provided by financing activities from continuing operations	38,604	33,007
Discontinued Operations[1]
Total used by operating activities	(545)	—
Total used by investing activities	—	—
Total used by financing activities	—	—

Decrease in cash from discontinued operations	(545)	—
Increase (decrease) in cash and cash equivalents	(8,560)	18,681
Cash, cash equivalents and restricted cash, beginning of year	19,335	654

Cash, cash equivalents and restricted cash, end of year	$10,775	$19,335

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$—

Cash paid for income taxes	$—	$—

Non cash investing and financing activities:
Subscriptions’ receivable	—	985

Common stock issued for acquisition	$2,310	$—

Conversion of SAFE’s into preferred stock	$102,001	$—

Issuance of contractor SAFEs	$80	$—

See accompanying notes to the consolidated financial statements

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BUSINESS

The Company is developing an electric vehicle focused on efficiency. We began designing the production vehicle while collecting pre-orders for its sale in 2022, this manifested in our Beta and Gamma prototypes show in 2021 and 2022 respectively. We intend to enter into production of this vehicle in 2024, subject to many variables.

Aptera Motors Corp. was incorporated on March 4, 2019 (‘Inception”) in the State of Delaware. On April 1, 2022, the Company entered into a Plan of Merger (the “AI Merger Agreement”) with Andromeda Interfaces, Inc., a California corporation (“AI”). Upon completion of the AI Acquisition, (“AI Acquisition”) AI became a wholly-owned subsidiary of the Company. Throughout the notes to the consolidated financial statements, unless otherwise noted, the “Company,” “we,” “us” or “our” and similar terms refer to Aptera Motors Corp. and its subsidiaries.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: our limited operating history, changes in our small management and development team, the capital-intensive nature of vehicle manufacturing, barriers to market entry, competing technologies, regulatory conditions, volatility in demand, and inflation of production and shipping costs. These adverse conditions could affect the Company’s financial condition and the results of its operations. The Company may also be adversely affected by the impact of COVID-19 on our global supply chain.

Going Concern and Management’s Plans

We will rely on external financings to operate in the Company’s early stages. We will incur significant additional costs before achieving revenue. The Company invests heavily in research and development to bring the vehicle to production and will incur losses from operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funds received from our ongoing Regulation A offering, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Discontinued Operations

In February 2023, we determined that our infotainment display business AI met the held-for-sale and discontinued operations accounting criteria. Accordingly, the Company has reported the held-for-sale assets and liabilities, the operating results and the cash flows of AI in discontinued operations for all periods presented throughout this Annual Report on Form 1-K. Unless otherwise indicated, amounts and activity in this Annual Report are presented on a continuing operations basis. See Note 3, “Discontinued Operations,” in the Notes to Consolidated Financial Statements for further information.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting periods. Management uses historical and other pertinent information to determine those estimates. Actual results could materially differ from these estimates. The most significant estimates made in preparing the accompanying financial statements, for which it is reasonably possible that changes in estimates will occur in the near term, include the following:

•	Fair value measurement of SAFE contracts

•	Recoverability of long-lived assets

•	Stock-based compensation

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2—Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022, and 2021.

As of December 31, 2022, and 2021, the respective carrying value of cash and cash equivalents, receivables, other current assets, accounts payable, unearned reservation fees and short-term debt approximated their fair values.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following are the classes of assets and liabilities measured at fair value at December 31, 2022 and 2021, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

	Fair Value Hierarchy as of December 31, 2022
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$7,214	$—	$—	$7,214

Total Assets	$7,214	$—	$—	$7,214

Liabilities:
SAFE agreements	$—	$—	$—	$—

Total liabilities	$—	$—	$—	$—

	Fair Value Hierarchy as of December 31, 2021
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$—	$—	$—	$—

Total Assets	$—	$—	$—	$—

Liabilities:
SAFE agreements	$—	$—	$81,512	$81,512

Total liabilities	$—	$—	$81,512	$81,512

The Company measures the fair value of the Simple Agreements for Future Equity (“SAFE”) at their fair value on a recurring basis (see Note 7). The fair value of the SAFEs was determined based on Level 3 inputs as there are no observable direct or indirect inputs. The Company estimated the fair value of the SAFE liability based on the weighted probability of settling the SAFEs under the different settlement scenarios. The valuation employed the estimated fair value of the Company’s Common Stock, then applied a backsolve method, which utilizes the option pricing method (the Black-Sholes option pricing model), to calculate the implied enterprise value of the Company. The option pricing method treats classes of stock, including the SAFE instruments, having the attributes of common stock and preferred stock securities, as call options on the value of the Company’s equity, with exercise prices based on the liquidation preferences of preferred stockholders and SAFE holders. Significant inputs to the valuation of the SAFEs included the value of the Company’s common stock, estimated volatility of the Company’s common stock, estimated life and management’s estimate of the probability of settling the SAFEs under the possible settlement alternatives.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following is a reconciliation of the opening and closing balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2022, and 2021 (in thousands):

Level 3 Liabilities
SAFEs, December 31, 2020	$1,630
Additions	2,222
Changes in fair value	77,660

SAFEs, December 31, 2021	$81,512
Additions	80
Changes in fair value	20,356
SAFE Conversion	(101,948)

SAFEs, December 31, 2022	$—

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cash, Cash Equivalents and Restricted Cash

For purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. In connection with the lease due that commences on July 1, 2022 a security deposit in the form of an unconditional and irrevocable letter of credit for $0.9 million was entered into. This amount is included in the Company’s cash, cash equivalents and restricted cash balance as of December 31, 2022.

Merchant Receivable

Merchant receivable is related to amounts receivable from pre-orders received through the Company’s merchant processor. Merchant receivable is shown net of fees charged by the merchant processor.

Trade Accounts Receivable

The Company records trade accounts receivable at the invoiced amount and they do not bear interest. The Company has a policy to review outstanding receivables on a periodic basis for collectability and does not maintain an allowance for doubtful accounts as of December 31, 2022 and 2021. The entirety of the trade accounts receivable as of December 31, 2022 is aggregated in current assets held-for-sale - discontinued operations (Note 3).

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The estimated useful life of research and development equipment, other equipment, and construction in progress is five years, see Note 5.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment and operating lease assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for potential impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset exceeds its fair value.

We recorded impairment charges totaling $1.3 million during the year ended December 31, 2022 related to operating lease assets as discussed further in Note 6 to our consolidated financial statements.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Capitalization of Software Costs

We capitalize costs incurred in the development of internal use software, during the application development stage to Property, plant and equipment, net on the consolidated balance sheets. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Such costs are amortized on a straight-line basis over its estimated useful life of three years.

Software development costs incurred in development of software to be sold, leased, or otherwise marketed, incurred subsequent to the establishment of technological feasibility and prior to the general availability of the software are capitalized when they are expected to become significant. Such costs are amortized over the estimated useful life of the applicable software once it is made generally available to our customers.

We evaluate the useful lives of these assets on an annual basis, and we test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. For the years ended December 31, 2022 and 2021 we have recognized no material impairments of capitalized software costs.

Unearned Reservation Fees

Unearned reservation fee liabilities are recorded as a gross amount including the merchant processor fees charged on each transaction. The Company reserves all fees collected for customer reservations in a separate money market account.

Leases

The Financial Accounting Standards Board’s Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) requires the recognition of assets and liabilities for leases that are not short-term. The Company adopted the provisions of the ASU, along with the provisions of all other issued ASUs containing related amendments, on January 1, 2022. The Company had no existing leases with terms of more than 12 months as of January 1, 2022. As such, amounts in the consolidated financial statements and accompanying notes prior to January 1, 2022 have not been restated and continue to be reported in accordance with the legacy accounting requirements in Accounting Standards Codification (“ASC”) Topic 840, Leases.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred.

The Company may enter into purchase obligations with certain vendors. They represent expected payments to third party service providers and other commitments entered into during the normal course of our business. These purchase obligations are generally cancellable with or without notice without penalty, although certain vendor agreements provide for cancellation fees or penalties depending on the terms of the contract. As of December 31, 2022 the Company had approximately $10.0 million in open purchase orders.

Goodwill

In accordance with FASB ASC Topic 350, Intangibles—Goodwill and Other (ASC 350), goodwill and other identifiable intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually and more frequently if events and circumstances indicate that the asset might be impaired. ASC 350 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with FASB ASC Topic 360, Property, Plant, and Equipment (ASC 360).

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Impairment of Goodwill

In accordance with ASC 360, long-lived assets such as property and equipment and intangible assets with estimable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. In such cases, the carrying values of these assets are adjusted to their estimated fair value and assets held for sale are adjusted to their estimated fair value less estimated selling expenses.

In accordance with ASC 350, goodwill should be tested for impairment when a triggering event occurs that indicates that the fair value of an entity or a reporting unit may be below its carrying amount. This determination consists of an optional qualitative assessment to determine whether the quantitative impairment test is necessary. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, further testing is unnecessary. If the qualitative assessment indicates that it is more likely than not that goodwill is impaired, the entity must perform the following quantitative test. First, the entity determines the fair value of a reporting unit and compares it with its carrying amount. Second, if the carrying amount of reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to the purchase price allocation, in accordance with ASC 805. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill.

ASU 2014-02 further simplifies goodwill impairment by eliminating step two of the current impairment test, which requires the hypothetical application of the acquisition method to calculate the goodwill impairment amount. If elected, the accounting alternative in ASU 2014-02 must be applied prospectively to (I) goodwill existing as of the beginning of the period of adoption and (2) all new goodwill recognized in annual periods beginning after December 15, 2014, and in interim periods within annual periods thereafter. The Company has elected this simplified goodwill impairment test.

No impairment losses of goodwill were recognized for the year ended December 31, 2022. The entirety of the goodwill as of December 31, 2022 is aggregated in Long-term assets held-for-sale - discontinued operations (Note 3).

Debt – Economic Injury Disaster Loan Program (EIDL)

In the acquisition of Andromeda Interfaces, Inc., “AI”, the Company assumed an unsecured loan in the amount of $100,500 through its new wholly owned subsidiary under the Economic Injury Disaster Loan program or the “EIDL”. EIDL loans provide the necessary working capital to help small businesses survive until normal operations resume after a disaster. The entirety of the Debt balance as of December 31, 2022 is aggregated in Current liabilities held-for-sale - discontinued operations (Note 3).

Simple Agreements for Future Equity (SAFE)

The Company has issued SAFE instruments in exchange for cash financing with outside investors. The Company has also issued SAFEs in exchange for work performed by independent contractors. The Company converted its SAFEs into preferred stock on August 25, 2022 see Note 7.

Prior to conversion, the Company had accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging. If any changes in the fair value of the SAFEs occur, the Company records such changes through earnings.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are delivered as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the products, and payments from such customers are due upon invoicing.

96% of revenue came from two customers during the year ended December 31, 2022. All revenue recorded for the year ended December 31, 2022 were for sales through the subsidiary and are included in Loss from discontinued operations, net of tax (Note 3).

Income Taxes

The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has elected a year-end of December 31 and has yet to file any tax filings; all periods remain open to examination.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC 718 Compensation – Stock Compensation (“ASC 718”), which establishes accounting for equity instruments exchanged for employee services. Under such provisions, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company accounts for equity instruments, including stock options, issued to non-employees in accordance with authoritative guidance for equity- based payments to non-employees. Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Research and Development

The Company incurs research and development costs during the process of researching and developing new technologies to further its product design and capabilities. Such costs are expensed as incurred.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, cash equivalents, and restricted cash. The Company places its cash with domestic financial institutions that are federally insured within statutory limits, but at times its deposits may exceed federally insured limits.

Loss Per Share

We compute net loss per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of options under the Company’s 2021 Stock Option and Incentive Plan (Note 11).

For the years ended December 31, 2022 and 2021, the loss per share was $1.30 and $1.74, respectively, based on weighted average shares outstanding of Class A common stock of 55,420,037 and 53,511,467, Class B common stock of 7,486,374 and 1,938,088 respectively. Additionally, there are 11,164,183 shares of Preferred Series B stock that are convertible into Class B common stock (Note 7). The outstanding dilutive securities as of December 31, 2022 and 2021 consists of outstanding options of 10,997,794 and 10,622,944, respectively. For the years ended December 31, 2022 and 2021, we incurred a net loss for which the effects of our dilutive securities would be antidilutive and are excluded from diluted EPS calculations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date, other than the update noted below, either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU requires lessees to recognize right-of-use assets and corresponding lease liabilities for all leases not considered short-term leases. Recognition, measurement, and presentation of expenses will depend on classification as either a finance or operating lease. ASU 2016-02 also requires certain quantitative and qualitative disclosures. ASU 2020-05 deferred the effective date of the adoption of ASU 2016-02 for the Company until January 1, 2022. The Company adopted ASC 842 as of January 1, 2022 using the modified retrospective approach (“adoption of the new lease standard”). This approach allows entities to either apply the new lease standard to the beginning of the earliest period presented or only to the consolidated financial statements in the period of adoption without restating prior periods. The Company has elected to apply the new guidance at the date of adoption without restating prior periods.

The Company has elected not to present short-term leases on the consolidated balance sheet as these leases have a lease term of 12 months or less at lease inception and do not contain purchase options or renewal terms that the Company is reasonably certain to exercise. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at the later of ASC 842 adoption date or lease commencement date. Because most of the Company’s leases do not provide an implicit rate of return, the Company used the Company’s incremental borrowing rate based on the information available at adoption date or lease commencement date in determining the present value of lease payments.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in Topic 740, Income Taxes in order to reduce cost and complexity of its application. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. For nonpublic entities, the guidance is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022, and there was an immaterial impact to the consolidated financials and related disclosures.

NOTE 3 – DISCONTINUED OPERATIONS

Acquisition of Andromeda Interfaces, Inc.

On April 1, 2022, the Company entered into a Plan of Merger (the “AI Merger Agreement”) with Andromeda Interfaces, Inc., a California corporation(“AI”). Upon completion of the AI Acquisition, (“AI Acquisition”)

The Company completed the AI Acquisition on April 1, 2022 (“AI Closing Date”) and acquired all issued and outstanding shares of AI. In accordance with the agreement: (A) AI stock was converted into rights to receive 251,087 Class A Common Stock for a total fair value of $2.2 million, (B) MergerSub equity units issued and outstanding converted into 100 common shares, no par value of AI, (C) 100 common shares of AI were issued to the Company, (D) each unexercised AI option to purchase AI Stock (whether or not vested) were automatically cancelled, and (E) former AI stockholders were awarded stock options under the Company’s 2021 Stock Option and Incentive Plan.

The Merger is intended to be a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Merger Agreement is a “plan of reorganization” within the meaning of the regulations under Section 368(a) of the Code and for the purpose of qualifying as a tax-free transaction for federal income tax purposes.

The acquisition was accounted for as a business combination. As of December 31, 2022, goodwill was recorded to the extent that the purchase price exceeded the fair value of the assets acquired. The company allocated the purchase price in regard to the acquisition related to the assets acquired and liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:

Preliminary Purchase Price Allocation
Cash and cash equivalents	$28
Trade accounts receivable	23
Other assets	2
Goodwill	2,362
Accounts payable	(1)
Debt	(104)

Purchase price consideration	$2,310

During the first quarter of 2023, the Company determined that the infotainment display subsidiary AI met the held-for-sale and discontinued operations accounting criteria. Accordingly, the Company has reported the held-for-sale assets and liabilities and the operating results of AI in discontinued operations for all periods presented in this Annual Report.

A business is classified as held-for-sale when management having the authority to approve the action commits to a plan to sell the business, the sale is probable to occur during the next 12 months at a price that is reasonable in relation to its current fair value, and certain other criteria of ASC 360 are met. A business classified as held-for-sale is recorded at the lower of its carrying amount or estimated fair value less cost to sell. When the carrying amount of the business exceeds its estimated fair value less costs to sell, a loss is recognized and updated each reporting period as appropriate. A business held-for-sale is classified as discontinued operations if the disposal group is a component of an entity; the component of an entity meets the held-for-sale criteria of ASC 360; and disposal of the component of an entity represents a strategic shift that will have a major effect on the entity’s operations and financial results.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – MERCHANT RECEIVABLE AND UNEARNED RESERVATION FEES

In December 2020, the Company launched its pre-orders using a third-party merchant processor. As of December 31, 2022, the Company has recorded unearned reservation fees of $3.2 million as the gross amount due to customers, should they require a refund. The fees charged by the merchant processor of $96 thousand and $27 thousand for the years ended December 31, 2022 and 2021, respectively were recorded to general and administrative expenses. As of December 31, 2022 and 2021, the Company has a net amount receivable of $86 thousand and $19 thousand, respectively, from the merchant processor which is recorded as a merchant receivable.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net as of December 31, 2022 and 2021 consisted of the following:

	December 31, 2022	December 31, 2021
Leasehold improvements	$686	$—
Computers, hardware & software	95	—
Research and development equipment	787	272
Other equipment	544	44
Construction in progress	9,568	59

	11,680	375
Less accumulated depreciation and amortization	(269)	(17)

Total property and equipment, net	$11,411	$358

Depreciation of property and equipment held for use amounted to $0.3 million and $14.5 thousand for the years ended December 31, 2022 and 2021, respectively.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – LEASES

The Company has entered into operating leases for certain of the Company’s offices, manufacturing, equipment and vehicles in Carlsbad, California and Vista, California. The Company has determined if an arrangement is a lease, or contains a lease, including embedded leases, at inception and records the leases in the Company’s financial statements upon later of ASC 842 adoption date of January 1, 2022, or lease commencement, which is the date when the underlying asset is made available for use by the lessor.

Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. Our assessed lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

The balances for the operating lease where the Company is the lessee are presented as follows within the Company’s consolidated balance sheet (in thousands):

As of December 31, 2022
Operating lease assets, net	11,765
Current portion of lease liabilities and other current liabilities	1,640
Long-term lease liabilities	12,708

$14,348

The following table summarizes the contractual maturities of operating lease liabilities (in thousands):

As of December 31, 2022
2023	$2,760
2024	3,106
2025	3,213
2026	3,322
2027	2,481
Thereafter	3,375
Total minimum lease payments	18,257
Imputed interest	(3,909)

Total minimum lease payments	$14,348

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Total lease cost for the year ended December 31, 2021 was not material. Total least cost of $2.3 million for the year ended December 31, 2022 was comprised of operating lease cost and was allocated between “General, selling, and administrative” and “Research and development” line items in the Consolidated Statements of Operations.

Other information related to leases where the Company is the lessee is as follows:

As of December 31, 2022
Supplemental lease information
Weighted average remaining lease term (in years)	5.89
Weighted average discount rate	8.30%

As of December 31, 2022
Supplemental lease information
Weighted average remaining lease term (in years)	5.89
Weighted average discount rate	8.30%

Supplemental cash flow information related to leases where the Company is the lessee is as follows (in thousands):

As of December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,065
Leased assets obtained in exchange for new operating lease liabilities	$11,765

Operating Lease Asset Impairment Charges

In December of 2022, we reassessed our production facility needs and began looking for sublease tenants for our Vista building lease. In determining whether our operating lease assets were impaired, we considered the intended future use of the assets, including whether we expect to be able to sublease the related facilities. In both cases, we expected to eventually be able to sublease the facilities. Our projected future cash inflows from potential sublease income reflected this expectation. In order to determine whether an impairment existed, we compared all future cash outflows related to the lease for the underlying operating lease asset and compared this with our projected future cash inflows based on a letter of intent from an interested sublessor. We developed a scenario to model the expected timing and amount of sublease income we expect to receive. In this scenario, the future cash outflows exceeded the expected future cash inflows, resulting in the conclusion that the operating lease assets were impaired. We then discounted the projected deficit in each scenario using our estimated cost of capital to determine the amount of the impairment charge to record. We recorded charges for non-cash impairments related to certain of our operating lease assets for $1.3 million. The operating lease asset impairment charge is included in general, selling, and administrative expenses. There were no operating lease asset impairment charges in 2021. We have not been legally released from our primary obligations under the original lease and therefore we continue to account for the original lease separately. See unaudited subsequent events for footnote update.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – SIMPLE AGREEMENT FOR FUTURE EQUITY (“SAFE”)

During the year ended December 31, 2022 and the period from Inception to December 31, 2021, the Company entered into SAFE agreements with various investors in exchange for cash proceeds totaling $52.5 thousand and $2.5 million, respectively. Also, during the year ended December 31, 2022, the Company entered into a SAFE agreement with certain independent contractor as compensation for the services performed by them, in the amount of $80 thousand. The agreements provide the investors (and independent contractors) certain rights to future equity in the Company under the terms of the SAFE agreements. The SAFE agreements have no maturity date and bear no interest. The terms of the SAFE agreements have materially consistent terms, except for differences in the “Valuation Cap” (as defined in the SAFE agreement) and discount rate.

The SAFE Agreements must be settled primarily upon the following events: (a) a qualified equity financing, as defined in the SAFE agreements (a “QEF”), (b) a change of control or initial public offering (a “Liquidity Event”), or (c) any other liquidation, dissolution or winding up of the Company (a “Dissolution Event”).

Upon a QEF, these SAFE agreements become convertible into shares of a special class of the Company’s preferred stock. The number of shares the SAFE agreements are convertible into is determined by the amount received from investors (or the value of services rendered by independent contractors) in the SAFE (the “SAFE Amount”), divided by the lower of (1) QEF, and (2) the price at which the Company issues shares in the QEF, multiplied by a discount rate (as stated in the SAFE agreement), which varies per agreement from 90% to 100%.

In the case of a Liquidity Event, SAFE holders are repaid, at their option, either (a) cash equal to their SAFE Amount, or (b) the number of common shares equal to the SAFE Amount divided by the price per share equal to the Valuation Cap divided by the number of shares of capital stock outstanding immediately prior to the Liquidity Event.

In the case of a Dissolution Event, the Company will first pay senior preferred stockholders any amounts due and payable to them in accordance with the Company’s certificate of incorporation, and then pay SAFE holders an amount to the SAFE Amount.

In addition, under certain SAFE agreements, the Company has the option to repurchase the SAFEs if it determines that it is likely that within six months from the date of determination that the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, at the greater of: a) SAFE Amount or b) the fair market value of the SAFE instrument as determined by a third-party valuation.

The SAFE agreements issued to investors and independent contractors are recorded as “SAFE liability” on the balance sheet, measured at fair value on a recurring basis. The change in the fair value of the SAFEs during the period is recorded as “change in fair value of SAFE liability” in the statement of operations.

The valuation of the SAFE liability as of December 31, 2021, which was performed by a third-party with the assistance of management, relied upon the fair market value of common stock as of December 31st, 2021 of $8.80 based on the Regulation A offering price on that date. The fair market value of common stock serves as an input for the Black-Scholes method, which utilizes the Option Pricing Method (OPM) to calculate the implied value of each security based on the recent transaction price.

This valuation method estimated the fair value of the SAFEs within the OPM, which treats classes of stock, including the SAFE instruments, having the attributes of common stock and preferred stock securities as call options on the value of the company equity, with exercise prices based on the liquidation preferences of preferred stockholders and SAFE holders. The OPM considers the various terms of the stockholder and SAFE holders upon liquidation of the enterprise, including the level of seniority among the securities, dividend policy, conversion ratios, and cash allocations. In addition, the method implicitly considers the effect of liquidation preferences as of the future liquidation date, not as of the valuation date.

An input to the OPM is volatility. To estimate volatility for the Company’s valuation specialist used the historical volatility of guideline public companies. A median volatility from the peer group was selected. Another input to the OPM is the Company’s expected time to exit. Lastly, each of the conversion events was probability-weighted based on management’s expectation for the probability of each outcome occurring as of the valuation date.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On August 18th, 2022, the Company filed a Restated Certificate of Incorporation and completed the Sale and Issuance of Series B-1 Preferred Stock (the “Series B-1 Preferred Stock Sale”). This was a qualified equity financing event as defined in the SAFE agreements in NOTE 5 and all SAFE agreements were converted into shares of Series B-1 Preferred Stock. The number of shares the SAFE agreements converted into was determined by the “SAFE Amount”, divided by the “Original Issue Price” as described below in the Liquidation Preference section.

Prior to the closing of the “Series B-1 Preferred Stock Sale”, the Company authorized the sale and issuance to the Investors of shares of its Series B-1-A Preferred Stock (the “Series B-1-A Preferred Stock”), Series B-1-B Preferred Stock (the “Series B-1-B Preferred Stock”), Series B-1-C Preferred Stock (the “Series B-1-C Preferred Stock”), Series B-1-D Preferred Stock (the “Series B-1-D Preferred Stock”), Series B-1-E Preferred Stock (the “Series B-1- E Preferred Stock”), Series B-1-F Preferred Stock (the “Series B-1-F Preferred Stock”), and Series B-1-G Preferred Stock (the “Series B-1-G Preferred Stock”, and together with the Series B-1-A Preferred Stock, the Series B-1-B Preferred Stock, the Series B-1-C Preferred Stock, the Series B-1-D Preferred Stock, the Series B-1-E Preferred Stock, and the Series B-1-F Preferred Stock, the “Shares”) and (ii) the issuance of the shares of Common Stock to be issued upon conversion of the Shares (the “Conversion Shares”). The Shares and the Conversion Shares shall have the rights, preferences, privileges, and restrictions set forth in the Restated Certificate.

The aggregate amount of the SAFE liability was $0 and $81.5 million as of December 31, 2022, and 2021, respectively. During the years ended December 31, 2022, and 2021, the change in the fair value of the SAFE liability was $20.4 million and $77.7 million, respectively.

During the years ended December 31, 2021, the Company paid commissions to a crowdfunding provider in the amount of $41.3 thousand representing approximately 1.9% of the gross SAFE proceeds issued to investors for originating the SAFE agreements with investors.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings which arise in the ordinary course of business.

License Agreement

On January 13, 2022, the Company entered into a Technology License Agreement (“TLA”). This enables the company to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how, and data.

In consideration, the Company will pay license fee in two parts: 1) fixed fee of $2 million in cash paid in four installments of $0.5 million each upon execution of TLA and Parts Supply Agreement (“PSA”) after delivery of first batch; and 2) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

Further, the Company agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million, in four installments corresponding with the milestones set out in the TLA. The Company has the right of first refusal to repurchase shares on the same terms.

Through December 31, 2022, the Company paid $1.0M of the fixed license fee and issued 434,782 shares of Class B Common stock equivalent to $4.0 million to Chery. Subsequent to December 31, 2022, this agreement was amended to a fixed fee of the $1 million in cash and issue shares of Class B Non-Voting Common Stock in an amount equivalent to $5.0 million, in two remaining installments corresponding with the milestones set out in the TLA. As of December 31, 2022 the Company recorded $6.9 million of licensing fee expenses related to this agreement using estimated dates of completion for each of the four installment payments. The Company has the right of first refusal to repurchase shares on the same terms.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INCOME TAXES

The Company is capitalizing its startup costs and research and development (R&D) costs until it begins to generate revenue. The Company maintains a 100% valuation allowance against the U.S federal and state deferred tax assets as we have concluded that it is more likely than not that the deferred tax assets will not be realized. During the years ended December 31, 2022 and 2021, the valuation allowance increased by approximately $18.1 million and $5.6 million respectively.

A reconciliation of the U.S federal statutory income tax rate of 21% to the Company’s effective income tax rate from continuing operations is as follows:

	December 31, 2022	December 31, 2021
Expected tax expense (benefit)	(17.2)	(21.0)
State Income tax expense (benefit)	(4.3)	(3.6)
SAFE liability change in FMV	4.3	11.2
Deferred true up	(0.9)	(1.0)
Deferred compensation	—	7.6
Change in valuation allowance	18.1	6.8

Effective income tax rate	0	0

Approximate deferred tax assets resulting from timing differences between financial and tax bases were associated with the following items (in thousands):

	December 31, 2022	December 31, 2021
Deferred tax assets
Start up cost	$4,538	$926
Research and development credit	14,435	4,165
Stock compensation	4,741	1,427
Other	—	—
Tax credit carryforward	939	—

Total deferred tax assets	24,653	6,519

Valuation allowance	$(24,653)	$(6,519)

Net deferred tax assets	—	—

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company is subject to tax in U.S. federal and state jurisdictions. No net operating losses (NOL) have been generated due to capitalization of start up and research and development costs until the Company begins to generate revenue. As of December 31, 2022, the Company had federal and state research tax credit carryforwards of $0.4 million and $0.5 million, respectively. The federal research credit carryforward will expire in 2041 if unutilized, while the state carryforwards have no expiration. A detailed study of the research tax credit has not been complete for period ended December 31, 2022, and a valuation allowance is expected for the full amount generated. At December 31, 2022 and 2021, the Company had gross deferred tax assets of $24.7 million and $6.5 million respectively. Due to uncertainties surrounding the Company’s ability to generate future taxable income to realize these assets, a full valuation allowance has been established to offset the gross deferred tax asset.

The Company’s tax years from 2019 and forward are subject to examination by U.S. federal and state tax authorities. The Company has not been, nor is currently, under examination by any jurisdiction.

NOTE 10 – STOCKHOLDERS’ EQUITY (DEFICIT)

Stock Split

During the year ended December 31, 2021, the Company filed its Certificate of Amendment to the Certificate of Incorporation with the state of Delaware to effect a stock split for its Common Stock at a ratio of 1-for-30 (the “Stock Split”). The stock split converted each share of Class A Common Stock outstanding into thirty (30) shares of Class A Common Stock and each share of Class B Common Stock outstanding into thirty (30) shares of Class B Common Stock, without any further action on the part of the holders. The number of issued and outstanding shares as of December 31, 2020 was increased from 1,706,625 to 51,198,750. The financial statements have been adjusted to reflect the stock split.

Preferred Stock

This corporation has used its authority to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares of common stock authorized to be issued is 305,000,000, par value $0.0001 per share (the “Common Stock”), 190,000,000 of which shares are designated as “Class A Common Stock” and 115,000,000 of which shares are designated as “Class B Common Stock”. The total number of shares of preferred stock authorized to be issued is 31,304,495, par value $0.0001 per share (the “Preferred Stock”), 217,391 of which shares are designated as “Series B-1-A Preferred Stock,” 379,774 of which shares are designated as “Series B-1-B Preferred Stock,” 4,234,991 of which shares are designated as “Series B-1-C Preferred Stock,” 772,597 of which shares are designated as “Series B-1-D Preferred Stock,” 4,618,667 of which shares are designated as “Series B-1-E Preferred Stock,” 1,071,984 of which shares are designated as “Series B-1-F Preferred Stock,” and 9,091 of which shares are designated as “Series B-1-G Preferred Stock,” (the Series B-1-A Preferred Stock, Series B-1-B Preferred Stock, Series B-1-C Preferred Stock, Series B-1-D Preferred Stock, Series B-1-E Preferred Stock, Series B-1-F Preferred Stock, and Series B-1-G Preferred Stock, collectively, the “Series B-1 Preferred Stock”) and 20,000,000 may be issued from time to time in in order or more series.

The Company created these seven series of Series B-1 Preferred Stock with varying original issue prices that correspond to the Series B-1-A or Cash Shares and six different conversion prices of the Company’s outstanding SAFEs so that the Company could convert all of their outstanding SAFEs into Series B-1 Preferred Stock with the appropriate original issue price as described below.

Voting Rights

The holder of each share of Series B-1 Preferred Stock shall have the right to one vote for each share of Class B Common Stock into which such Series B-1 Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Class B Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders’ meeting in accordance with the Bylaws of this corporation, and except as provided by law or with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Class B Common Stock, with respect to any question upon which holders of Class B Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as converted basis (after aggregating all shares into which shares of Series B-1 Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward).

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Liquidation Preference

In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of each series of Series B-1 Preferred Stock shall be entitled to receive out of the proceeds or assets of this corporation available for distribution to its stockholders (the “Proceeds”), prior and in preference to any distribution of the Proceeds of such Liquidation Event to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of the applicable Original Issue Price (as defined below) for such series of Series B-1 Preferred Stock, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Series B-1 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Series B-1 Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (a). For purposes of this Restated Certificate of Incorporation, “Original Issue Price” shall mean (i) $9.2000 per share for each share of the Series B-1-A Preferred Stock, (ii) $0.2185 per share for each share of the Series B-1-B Preferred Stock, (iii) $0.2427 per share for each share of the Series B-1-C Preferred Stock, (iv) $0.3851 per share for each share of the Series B-1-D Preferred Stock, (v) $0.4279 per share for each share of the Series B-1-E Preferred Stock, (v) $0.4855 per share for each share of the Series B-1-F Preferred Stock, and (vi) $8.8000 per share for each share of the Series B-1-G Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Series B-1 Preferred Stock).

The following table summarizes Series B Preferred Stock liquidation preferences as of December 31, 2022 (dollar amounts in thousands):

	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Balance
Series B-1-A Preferred Stock	217,391	77,079	$709
Series B-1-B Preferred Stock	379,774	379,774	83
Series B-1-C Preferred Stock	4,234,991	4,234,991	1,028
Series B-1-D Preferred Stock	772,597	772,597	298
Series B-1-E Preferred Stock	4,618,667	4,618,667	1,976
Series B-1-F Preferred Stock	1,071,984	1,071,984	520
Series B-1-G Preferred Stock	9,091	9,091	80
Series B-1 Preferred Stock	20,000,000	—	—

Total Series B Preferred Stock as of December 31, 2022	31,304,495	11,164,183	$4,694

Dividend Provisions

The corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Restated Certificate of Incorporation) the holders of the Series B-1 Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B-1 Preferred Stock in an amount at least equal to the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock. After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Series B-1 Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Series B-1 Preferred Stock were converted to Common Stock at the then-effective Conversion Rate.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Right to Convert

Each share of Series B-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and without the payment of additional consideration by the holder thereof, at the office of this corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the applicable Original Issue Price for such series by the applicable Conversion Price (as defined below) for such series (the conversion rate for a series of Series B-1 Preferred Stock into Class B Common Stock is referred to herein as the “Conversion Rate” for such series), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial “Conversion Price” per share for each series of Series B-1 Preferred Stock shall be the Original Issue Price applicable to such series; provided, however, that the Conversion Price for the Series B-1 Preferred Stock shall be subject to adjustment as set forth in subsection 4(d).

Automatic Conversion

Each share of Series B-1 Preferred Stock shall automatically be converted into shares of Class B Common Stock at the Conversion Rate at the time in effect for such series of Series B-1 Preferred Stock immediately upon the earlier of (i) the closing of this corporation’s sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, that results in at least $75,000,000 of gross proceeds to this corporation (a “Qualified Public Offering”), following which, this corporation’s shares are listed for trading on the New York Stock Exchange, Nasdaq Global Select Market or Nasdaq Global Market or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Class A Common Stock

We have authorized the issuance of 190,000,000 shares of our Class A common stock with $0.0001 par value. During the year ended December 31, 2022, the Company issued 1,410,179 shares of our Class A common stock at a weighted average price of approximately $8.87 per share for total proceeds of $10.2 million. During the year ended December 31, 2021, the Company issued 3,105,881 shares of our Class A common stock at price of approximately $1.75 per share for net proceeds of $5.4 million.

Class B Common Stock

We have authorized the issuance of 115,000,000 shares of our Class B common stock with $0.0001 par value. These shares do not have voting rights. During the year ended December 31, 2022, the Company issued 3,564,715 shares of our Class B common stock at a weighted average price of $9.16 per share for net proceeds of $29.0 million. During the year ended December 31, 2021, the Company issued 5,298,157 shares of our Class B common stock at a weighted average price of $5.31 per share for net proceeds of $29.0 million.

The Company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform administrative and technology related functions in connection with its 1-A offering, but not for underwriting or placement agent services. This agreement includes a 1% commission. As of December 31, 2022, the Company has also engaged Issuance, Inc. to perform marketing services in relation to its 1-A offering. Fees paid to and accrued as of December 31, 2022, for Issuance, Inc. have been offset against additional paid-in capital as of December 31, 2022.

In addition, The Company is also listing our securities on the “Republic Platform”, a platform operated for the benefit of OpenDeal Broker LLC (“OpenDeal”). Dalmore and OpenDeal will each be referred to as the “Broker” as context permits. For sales on the Republic Platform, in addition to the fee paid to Dalmore, we will pay OpenDeal a cash commission equal to 4.75% of the value of the Class B Common Stock sold on the Republic Platform and a non-cash commission in Class B Common Stock equal to 2% of the total number of Class B Common Stock sold in the Offering. The fee amounts are based on the maximum fees that broker-dealers could receive in this Offering. Fees paid to Republic as of December 31, 2022 will be offset against additional paid-in capital in the future.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – STOCK-BASED COMPENSATION

Stock Option Plan

In June 2021, the Company adopted a Stock Option and Incentive Plan known as the Company’s “2021 Stock Option and Incentive Plan” (the “Plan”). The Plan allows the Company and any future subsidiaries to grant securities of the Company to employees, directors, and consultants. The objective of the issuance of options and awards is to promote the growth and profitability of the Company because the grantees will be provided with an additional incentive to achieve the Company’s objectives through participation in its success and growth and by encouraging their continued association with or service to the Company.

The Plan is administered by the Company’s Committee as defined in the Plan. The maximum aggregate number of common stock shares that may be granted under the Plan is 19,000,000. The Plan generally provides for the grant of incentive stock options, non-incentive stock options and restricted stock. The Committee has full discretion to set the vesting criteria. The exercise price of the stock option may not be less than 100% of the fair market value of the Company’s common stock on the date of grant. The Plan prohibits the repricing of outstanding stock options without prior shareholder approval. The term of stock options granted under the Plan may not exceed ten years. The Board may amend, alter, or discontinue the Plan, but shall obtain shareholder approval of any amendment as required by applicable law.

The number of shares of common stock that remain available for issuance under the Plan, was 8,002,206 and 8,937,056 as of December 31, 2022 and 2021, respectively.

The Company’s outstanding stock options generally expire 10 years from the date of grant and are exercisable when the options vest. Stock options generally vest over four years, one-quarter of such shares vesting on each year anniversary of the vesting commencement date. A summary of stock option activity is as follows (aggregate intrinsic values in thousands):

	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Balance at December 31, 2020	—	$—	$—	$—
Granted	10,062,944	3.87		3.21
Exercised	—	—
Cancelled	—	4.85
Balance at December 31, 2021	10,062,944	$3.87	$49,586	$3.21	9.5

Granted	2,928,643	9.11		7.04	9.3
Exercised	—	—		—	—
Cancelled	(1,993,793)	4.85		3.75
Outstanding and expected to vest at December 31, 2022	10,997,794	$5.15	$58,823	$4.28	8.8

Vested and exercisable at December 31, 2022	3,173,708	$3.93	$20,855	$3.25	8.6

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to December 31, 2022, the Company issued 965,180 options to employees and consultants and accelerated the vesting of 3,150,227 new hire stock options for employees, directors and consultants.

The total fair value of stock options granted during the years ended December 31, 2022 and 2021, respectively was approximately $20.5 million and $32.3 million, respectively, which is recognized over the respective vesting periods. The total fair value of stock options vested during the years ended December 31, 2022 and 2021 was approximately $9.2 million and $1.1 million, respectively.

The Company estimates the fair value of the options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of the Company’s share price over the expected term, expected risk-free interest.

	Year Ended December 31, 2022	Year Ended December 31, 2021
Weighted average risk-free interest rate	2.61%	1.03%
Weighted average expected volatility	95.6%	93.7%
Weighted average expected term (in years)	6.19	6.95
Expected dividend yield	0.0%	0.0%
Exercise price	$5.15	$3.87

The allocation of stock-based compensation expense for the years ended December 31, 2022 and 2021, was as follows (in thousands):

	Year Ended December 31, 2022	Year Ended December 31, 2021
General, selling, and administrative	$7,910	$3,773
Research and development	3,933	1,327

Total stock-based compensation	$11,843	$5,100

The number of stock options granted to officers for the years ended December 31, 2022 and 2021, was as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Chris Anthony (CEO/Director)	—	540,000
Steve Fambro (CEO/Director)	—	540,000
Brian Snow (Director)	594,737	—
Doug Lui (Director)	600,000	—

As of December 31, 2022 and 2021, the total unrecognized compensation cost related to outstanding time-based options was $27.4 million and $27.2 million, respectively, which is expected to be recognized over a weighted-average period of 2.78 and 3.6 years, respectively.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – RELATED PARTY TRANSACTIONS

For the year ended December 31, 2022, the Company paid $0.3 million in design services provided by a vendor controlled by the Head of Design and $0.1 million for investment advisory services provided by a director of the company.

NOTE 13 – SUBSEQUENT EVENTS

Stock Options

In April of 2023, the board of directors voted to issue annual option grants under the Plan to existing employees and consultants in the amount of 965,180. Additionally, there was a vote to accelerate vesting on 3,150,227 new hire stock options for employees, directors and consultants.

Common Stock Issued for Services

In January of 2023 the Company issued 201,004 shares of Class B common stock for consulting services and an employee bonus.

California Energy Commission Grant

In February of 2023, Aptera Motors was approved for a $21.9 million grant from the California Energy Commission “CEC” to add critical capacity to accelerate scaled manufacturing. The grant has limits on the use of funds. The CEC grant is part of the state’s ongoing effort to promote clean energy and reduce greenhouse gas emissions. The funding will be provided through the CEC’s Clean Transportation Program which aims to accelerate the development and deployment of advanced vehicle technologies. The grant is contingent on the Company achieving certain milestones, including having matching funds, as well as providing updates. Though management is working diligently to meet the requirements of the grant, there is no guarantee it will be able to do so.

Andromeda Sale

In April of 2023 the Company signed a settlement agreement where Aptera agrees to assign all of its right, title and interest in and to the capital stock of AI to each of the Andromeda Interfaces Founders (“AI Founders”) and in return agree to assign all of their right, title and interest in and to their Aptera Shares to Aptera, specifically, 251,087 shares of Aptera common stock, which represents the entire share consideration received under the Merger Agreement.

Aptera shall own all right, title, and interest in and to any Intellectual Property made, invented, developed, created, conceived or reduced to practice as a result of work conducted pursuant the AI Founders employment by, and services to or on behalf of, Aptera since April 1, 2022, or otherwise created jointly with Aptera or Andromeda since such date, through April 2023. Each AI Founder will assign and otherwise transfer to Aptera all such right, title, and interest in and to such Intellectual Property as is necessary to fully effect the foregoing. AI Founders will retain ownership of the design and intellectual property to certain products it had prior to being acquired.

SUBSEQUENT EVENTS—UNAUDITED

Regulation A Investment

Subsequent to December 31, 2022, the Company has closed 2,117,089 shares of Class B common stock for $22.2 million of investment through the Regulation A offering.

Regulation D Offering

Subsequent to December 31, 2022, the Company initiated a Regulation D Rule 506C offering. Since opening that offering the Company has closed 19,250 shares of Class B common stock for $202 thousand of investment through the offering.

Vista Building Lease

In July of 2023, the Company notified the landlord of the Vista Building that the Company considered the terms of its lease to be terminated. The liability associated with the termination of the lease is in dispute; however, the Company no longer intends to use the facility and therefore will record an impairment of up to $7.5 million related to the right-of-use asset. The Company is still determining the financial statement impact.

The Company has evaluated subsequent events that have occurred through the date of this filing and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

PART III

INDEX TO EXHIBITS

The documents listed in the Exhibits Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

1.1 Broker-Dealer Services Agreement with The Dalmore Group (1)

1.2 Broker-Dealer Services Agreement with OpenDeal (2)

2.1 Restated Certificate of Incorporation (3)

2.2 Bylaws (4)

4.1 Form of Subscription Agreement

4.2 Form of Subscription Agreement (OpenDeal)

5.1 Voting Agreement

6.1 2021 Stock Option and Incentive Plan (6)

6.2 Andromeda Interfaces Inc. Agreement and Plan of Merger (7)

6.3 Chery Supply Agreement (7)

6.4 Option Agreement with Chris Anthony (6)

6.6 Option Agreement with Steve Fambro (6)

6.7 Single Tenant Lease – Net between the Company and EV 2340, LLC (5)

6.8 Lease between the Company and H.G. Fenton Property Company (5)

8.1 Form of Escrow Agreement (2)

11.1 Consent of dbbMcKennon

12.1 Validity Opinion of CrowdCheck LLP*

13.1 “Test the waters” materials*

(1)	Incorporated by reference to the Company’s Form 1-A filed with the SEC on March 9, 2021.
(2)	Incorporated by reference to the Company’s Form 1-U filed with the SEC on December 9, 2022.
(3)	Incorporated by reference to the Company’s Form 1-U filed with the SEC on August 25, 2022.
(4)	Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on April 30, 2021
(5)	Incorporated by reference to the Company’s Form 1-A POS filed with the SEC on July 13, 2022.
(6)	Incorporated by reference to the Company’s Form 1-K filed with the SEC on May 2, 2022.
(7)	Incorporated by reference to the Company’s Form 1-K filed with the SEC on April 28, 2023.
*	Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California, on July 20, 2023.

APTERA MOTORS CORP.

/s/ Chris Anthony
By Chris Anthony
Title: CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Chris Anthony
Chris Anthony, Co-Chief Executive Officer, Principal Accounting Officer, Principal Financial Officer and Director
Date: July 20, 2023

/s/ Steve Fambro
Steve Fambro, Co-Chief Executive Officer and Director
Date: July 20, 2023

Brian W. Snow, Director
Date:

/s/ Doug Lui
Doug Lui, Director
Date: July 20, 2023